FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2009	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS AV BRIGADEIRO LUIS ANTONIO, 3142			2 - DISTRICT JARDIM PAULISTA
3 - ZIP CODE 01402-901	4 - CITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3886-0421	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3884-2677	13 - FAX -	14 - FAX -
15 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142			3 - DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – START DATE OF FISCAL YEAR	2 – END DATE OF FISCAL YEAR

1 – Last	01/01/2009	12/31/2009

2 – Penultimate	01/01/2008	12/31/2008

3 – Antepenultimate	01/01/2007	12/31/2007

4 – INDEPENDENT AUDITOR		5 - CVM CODE
ERNST & YOUNG AUDITORES INDEPENDENTES S.S.		00471-5

6 – TECHNICIAN IN CHARGE		7 – TECHNICIAN’S CPF (INDIVIDUAL
SERGIO CITERONI		TAXPAYER’S ID)
042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2009	2 12/31/2008	3 12/31/2007
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	155,172	135,569	128,240
3 - Total	254,852	235,249	227,920
Treasury Stock
4 - Common	0	0	0
5 - Preferred	370	0	0
6 - Total	370	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY RETAIL TRADE
6 - CONSOLIDATION TYPE Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	8/3/2009	Dividend	8/24/2009	Common Shares	0.1232600000
02	RCA*	8/3/2009	Dividend	8/24/2009	Class A Preferred Shares	0.1355800000
03	RCA*	11/11/2009	Dividend	11/30/2009	Common Shares	0.0600407300
04	RCA*	11/11/2009	Dividend	11/30/2009	Class A Preferred Shares	0.0660448030
*Board of Directors’ Meeting

01.09 – INVESTORS RELATIONS OFFICER

1 – DATE 3/2/2010	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total Assets	13,312,760	11,157,668	10,421,653
1.01	Current Assets	4,647,185	3,653,414	3,317,218
1.01.01	Cash and Cash Equivalents	1,928,437	1253,727	750,532
1.01.01.01	Cash and Banks	110,954	133,026	271,575
1.01.01.02	Financial Investments	1,817,483	1,120,701	478,957
1.01.02	Credits	1,197,135	1,270,957	1,412,383
1.01.02.01	Customers	810,577	858,774	923,165
1.01.02.02	Sundry Credits	386,558	412,183	489,218
1.01.02.02.01	Recoverable Taxes	230,581	292,292	264,725
1.01.02.02.02	Deferred Income and Social Contribution Taxes	56,685	46,421	68,303
1.01.02.02.03	Receivables Securitization Fund	0	0	54,621
1.01.02.02.04	Other Receivables	99,292	73,470	101,569
1.01.02.02.05	Dividends Receivables	0	0	0
1.01.02.02.06	Advance for Future Capital Increase	0	0	0
1.01.03	Inventories	1,521,613	1,128,730	1,154,303
1.01.04	Other	0	0	0
1.02	Non-current Assets	8,655,575	7,504,254	7,104,435
1.02.01	Long-term Receivables	1,273,132	1,487,522	1,246,878
1.02.01.01	Sundry Credits	786,616	965,425	862,040
1.02.01.01.01	Receivables Securitization Fund	106,129	87,380	0
1.02.01.01.02	Recoverable Taxes	134,213	177,066	134,694
1.02.01.01.03	Deferred Income and Social Contribution Taxes	289,437	527,138	577,563
1.02.01.01.04	Deposits for Judicial Appeals	208,216	154,896	133,666
1.02.01.01.05	Accounts Receivable	33,761	0	0
1.02.01.01.06	Prepaid Expenses and Other	14,860	18,945	16,117
1.02.01.02	Credits with Related Parties	486,516	522,097	384,838
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0	0
1.02.01.02.02	Subsidiaries	458,617	457,999	337,745
1.02.01.02.03	Other Related Parties	27,899	64,098	47,093
1.02.01.03	Other	0	0	0
1.02.02	Permanent Assets	7,392,443	6,016,732	5,857,557
1.02.02.01	Investments	2,150,052	1,463,174	1,365,150
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0	0
1.02.02.01.03	In Subsidiaries	2,150,047	1,463,078	1,365,063
1.02.02.01.04	In Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	5	96	87
1.02.02.02	Property and Equipment	4,297,290	4,247,947	4,201,847
1.02.02.03	Intangible Assets	945,101	305,611	290,560
1.02.02.04	Deferred Charges	0	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total liabilities	13,312,760	11,157,668	10,421,653
2.01	Current liabilities	3,157,310	2,691,612	2,540,322
2.01.01	Loans and Financing	53,294	285,048	156,853
2.01.02	Debentures	19,386	36,861	29,765
2.01.03	Suppliers	2,327,444	1,834,286	1,850,512
2.01.04	Taxes, Fees and Contributions	206,729	87,394	81,884
2.01.05	Dividends Payable	94,491	61,851	50,084
2.01.06	Provisions	0	0	0
2.01.06.01	Provision for Capital Deficiency	0	0	0
2.01.07	Debts with Related Parties	20,188	12,279	60,151
2.01.08	Other	435,778	373,893	311,073
2.01.08.01	Payroll and Social Contributions	225,550	176,717	137,031
2.01.08.02	Rentals	21,523	21,902	29,299
2.01.08.03	Financing due to Purchase of Assets	14,211	45,747	15,978
2.01.08.04	Other Accounts Payable	129,427	103,425	95,395
2.01.08.05	Public Utilities	3,007	3,178	8,791
2.01.08.06	Advertising	31,760	15,835	16,706
2.01.08.07	Insurance	10,300	7,089	7,873
2.02	Noncurrent Liabilities	3,595,990	3,058,340	2,931,654
2.02.01	Long-term Liabilities	3,595,990	3,058,340	2,931,654
2.02.01.01	Loans and Financing	849,069	898,702	718,198
2.02.01.02	Debentures	1,481,356	777,868	777,024
2.02.01.03	Provisions	0	0	0
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,265,565	1,381,770	1,436,432
2.02.01.06.01	Provision for Litigations	106,497	1,169,755	1,156,954
2.02.01.06.02	Tax Installments	1,140,644	192,585	239,896
2.02.01.06.03	Provision for Capital Deficiency	11,983	8,941	28,623
2.02.01.06.05	Other Accounts Payable	6,441	10,489	10,959
2.03	Deferred Income	0	0	0
2.05	Shareholders' Equity	6,559,460	5,407,716	4,949,677
2.05.01	Paid-up Capital	5,374,751	4,450,725	4,149,858
2.05.02	Capital Reserves	512,419	574,622	555,185
2.05.02.01	Special Goodwill Reserve	428,514	517,331	517,331
2.05.02.02	Recognized Granted Options	83,867	57,291	37,854
2.05.02.03	Capital Reserve	38	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Profit Reserves	672,290	382,369	244,634
2.05.04.01	Legal	176,217	146,638	133,617
2.05.04.02	Statutory	0	0	0
2.05.04.03	For contingencies	0	0	0

1 - CODE	2 - DESCRIPTION	3 –12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2.05.04.04	Unrealized Profits	0	0	0
2.05.04.05	Profit Retention	116,723	235,731	56,175
2.05.04.06	Special Reserve for Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	379,350	0	54,842
2.05.04.07.01	Expansion Reserve	379,350	0	54,842
2.05.05	Assets Valuation Adjustments	0	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
3.01	Gross Sales and/or Services	15,967,608	14,436,119	12,787,417
3.02	Gross Revenue Deductions	(1,735,241)	(1,989,508)	(2,054,032)
3.03	Net Sales and/or Services	14,232,367	12,446,611	10,733,385
3.04	Cost of Sales and/or Services Rendered	(10,435,484)	(9,094,936)	(7,688,807)
3.05	Gross Profit	3,796,883	3,351,675	3,044,578
3.06	Operating Income/Expenses	(3,089,904)	(3,002,604)	(2,797,007)
3.06.01	Selling	(2,122,949)	(1,960,760)	(1,900,348)
3.06.02	General and Administrative	(481,906)	(437,885)	(376,331)
3.06.03	Financial	(148,737)	(210,211)	(152,610)
3.06.03.01	Financial Income	229,054	255,072	191,164
3.06.03.02	Financial Expenses	(377,791)	(465,283)	(343,774)
3.06.04	Other Operating Income	(64,294)	(6,064)	(10,451)
3.06.04.01	Permanent Assets Income	866	(6,064)	(10,451)
3.06.04.03	Non-Recurring Income	(65,160)	0	0
3.06.05	Other Operating Expenses	(330,473)	(464,039)	(426,022)
3.06.05.01	Depreciation/Amortization	(330,473)	(464,039)	(426,022)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	58,455	76,355	68,755
3.07	Operating Result	706,979	349,071	247,571
3.08	Non-Operating Result	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Taxation/Profit Sharing	706,979	349,071	247,571
3.10	Provision for Income Tax and Social Contribution	(44,319)	(102,918)	(19,734)
3.11	Deferred Income Tax	(44,482)	30,790	(32,857)
3.12	Statutory Profit Sharing /Contributions	(26,598)	(16,516)	(9,325)
3.12.01	Profit Sharing	(26,598)	(16,516)	(9,325)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0
3.15	Income/Loss for the Period	591,580	260,427	185,655
	No. SHARES, EX-TREASURY (in thousands)	254,482	235,249	227,920
	EARNINGS PER SHARE (in reais)	2.32464	1.10703	0.81456
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
4.01	Net Cash from Operating Activities	1,520,556	787,607	741,877
4.01.01	Cash Generated in the Operations	1,154,566	1,103,140	776,198
4.01.01.01	Net Income for the Year	591,580	260,427	185,655
4.01.01.02	Income Tax	44,482	(30,790)	32,857
4.01.01.03	Income from Written-Off Permanent Assets	6,770	6,069	10,116
4.01.01.04	Net Gains Due to Corporate Dilution	0	0	0
4.01.01.05	Depreciation and Amortization	330,473	464,039	426,022
4.01.01.06	Interest and Monetary Variation, net of payment	171,726	265,149	113,019
4.01.01.07	Equity in the Earnings of Subsidiaries and Associated Companies	(58,455)	(76,355)	(68,755)
4.01.01.08	Provision for Litigations	44,433	85,880	50,255
4.01.01.09	Provision for Write-Offs/ Fixed Assets Losses	(3,020)	6,187	1,860
4.01.01.10	Provision for Goodwill Amortization	0	103,097	0
4.01.01.11	Share-Based Compensation	26,577	19,437	25,169
4.01.02	Variation on Assets and Liabilities	365,990	(315,533)	(34,321)
4.01.02.01	Accounts Receivable	14,436	64,391	(137,654)
4.01.02.02	Advances to Suppliers and Employees	0	0	0
4.01.02.03	Inventories	(392,883)	25,573	(210,057)
4.01.02.04	Recoverable Taxes	113,427	(65,719)	16,248
4.01.02.05	Other Assets	(19,822)	25,702	(41,057)
4.01.02.06	Related Parties	73,644	(183,225)	194,224
4.01.02.07	Judicial Deposits	(37,936)	(5,784)	(9,315)
4.01.02.08	Suppliers	493,158	(16,226)	112,977
4.01.02.09	Payroll and Charges	48,833	39,686	(10,019)
4.01.02.10	Taxes and Social Contributions Payable	84,542	(55,994)	2,507
4.01.02.11	Other Accounts Payable	(11,409)	(143,937)	47,825
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(1,466,346)	(403,303)	(954,216)
4.02.01	Net Cash from Merger and Subsidiaries	0	0	20
4.02.02	Receipt of Amortization from PAFIDC Quotas	0	0	134,156
4.02.03	Acquisition of Companies	0	0	0
4.02.04	Additional Investments	(939,496)	(24,690)	(208,136)
4.02.05	Acquisition of Fixed Assets	(491,466)	(378,775)	(879,841)
4.02.06	Increase in Intangible Assets	(38,551)	(2,900)	(500)
4.02.07	Increase in Deferred Assets	0	0	0
4.02.08	Sale of Fixed Assets	3,167	3,062	85
4.03	Net Cash from Investment Activities	620,500	118,891	434,217
4.03.01	Capital Increase	487,144	88,196	9,071
4.03.02	Increase for Capital Reserve	0	0	0
4.03.03	Funding and Refinancing	708,940	369,742	1,819,558
4.03.04	Payments	(269,252)	(148,437)	(1,082,675)
4.03.05	Payment of Dividends	(107,860)	(50,084)	(20,312)
4.03.06	Interest Paid	(198,472)	(140,526)	(291,425)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	674,710	503,195	221,878
4.05.01	Opening Balance of Cash and Cash Equivalents	1,253,727	750,532	528,654
4.05.02	Closing Balance of Cash and Cash Equivalents	1,928,437	1,253,727	750,532

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	591,580	0	591,580
5.05	Allocations	0	0	0	451,080	(591,580)	0	(140,500)
5.05.01	Dividends	0	0	0	0	(140,500)	0	(140,500)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	451,080	(451,080)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	924,026	(62,203)	0	(150,251)	0	0	711,572
5.08.01	Subscribed Capital	684,995	0	0	0	0	0	684,995
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.08.03	Recognized Granted Options	0	26,577	0	0	0	0	26,577
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(10,898)	0	0	(10,898)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(10)	0	0	(10)
5.12.01	Share Buyback Cost	0	0	0	(10)	0	0	(10)
5.13	Closing Balance	5,374,751	512,419	0	672,290	0	0	6,559,460

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677
5.04	Net Income/Loss for the Period	0	0	0	0	260,427	0	260,427
5.05	Allocations	0	0	0	98,502	(160,258)	0	(61,756)
5.05.01	Dividends	0	0	0	95	(61,851)	0	(61,756)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	98,407	(98,407)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	300,867	0	0	(60,936)	0	0	239,931
5.09	Recording/Realization of Capital Reserves	0	19,437	0	0	0	0	19,437
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,450,725	574,622	0	382,369	0	0	5,407,716

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	3,954,629	517,331	0	370,167	0	0	4,842,127
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,954,629	517,331	0	370,167	0	0	4,842,127
5.04	Net Income/Loss for the Period	0	0	0	0	185,655	0	185,655
5.05	Allocations	0	37,854	0	160,794	(285,824)	0	(87,176)
5.05.01	Dividends	0	0	0	0	(50,084)	0	(50,084)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	37,854	0	160,794	(235,740)	0	(37,092)
5.05.03.01	Legal Reserve	0	0	0	10,544	(10,544)	0	0
5.05.03.02	Profit Retention Reserve	0	0	0	150,250	(150,250)	0	0
5.05.03.03	Expansion Reserve	0	0	0	0	0	0	0
5.05.03.04	First-Time Adoption of Law 11,638/07 and MP 449/08	0	12,685	0	0	(74,946)	0	(62,261)
5.05.03.05	Recognized Granted Options	0	25,169	0	0	0	0	25,169
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	195,229	0	0	(186,158)	0	0	9,071
5.08.01	Capitalization of Reserves	186,158	0	0	(186,158)	0	0	0
5.08.02	Subscribed Capital	9,071	0	0	0	0	0	9,071
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677

06.01 – STATEMENT OF ADDED VALUE (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
6.01	Revenues	15,970,538	14,415,564	12,782,312
6.01.01	Sales of Goods, Products and Services	15,967,608	14,436,119	12,787,417
6.01.02	Other	16,188	(6,064)	(10,451)
6.01.02.01	Operating Revenues	16,188	(6,064)	(10,451)
6.01.03	Revenues from Own Assets Built	0	0	0
6.01.04	Allowance for / Reversal of Doubtful Accounts	(13,258)	(14,491)	5,346
6.02	Inputs Acquired from Third Parties	(11,821,161)	(11,456,991)	(10,144,172)
6.02.01	Costs of Goods and Services Sold	(10,611,570)	(10,505,110)	(9,172,616)
6.02.02	Materials, Energy, Third Party Services - Other	(1,209,591)	(951,881)	(971,556)
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Other	0	0	0
6.03	Gross Added Value	4,149,377	2,958,573	2,638,140
6.04	Retentions	(330,473)	(464,039)	(441,961)
6.04.01	Depreciation, Amortization and Depletion	(330,473)	(464,039)	(441,961)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	3,818,904	2,494,534	2,196,179
6.06	Added Value Received from Transfer	287,509	331,427	259,919
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	58,455	76,355	68,755
6.06.02	Financial Revenues	229,054	255,072	191,164
6.06.03	Other	0	0	0
6.07	Total Added Value to Distribute	4,106,413	2,825,961	2,456,098
6.08	Added Value Distribution	4,106,413	2,825,961	2,456,098
6.08.01	Personnel	1210,578	1,115,038	998,229
6.08.01.01	Direct Compensation	840,494	753,152	708,909
6.08.01.02	Benefits	286,623	257,572	210,075
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	56,863	68,315	69,883
6.08.01.04	Other	26,598	35,999	9,362
6.08.01.04.01	Profit Sharing	26,598	35,999	9,362
6.08.02	Taxes, Fees and Contributions	1,635,167	724,301	684,856
6.08.02.01	Federal	929,871	359,054	228,114
6.08.02.02	State	639,915	303,098	390,499
6.08.02.03	Municipal	65,381	62,149	66,243
6.08.03	Third Party Capital Remuneration	669,088	726,195	587,358
6.08.03.01	Interests	377,789	455,604	317,201
6.08.03.02	Rentals	291,299	270,591	270,157
6.08.03.03	Other	0	0	0
6.08.04	Interest on Shareholders’ Equity	591,580	260,427	185,655
6.08.04.01	Interest on Shareholders’ Equity	0	0	0
6.08.04.02	Dividends	140,500	61,851	50,084
6.08.04.03	Retained Earnings / Losses for the Year	451,080	198,576	135,571
6.08.05	Other	0	0	0

07.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2009	4 - 12/31/2008	3 –12/31/2007
1	Total Assets	18,012,734	13,546,193	12,750,256
1.01	Current Assets	8,532,715	5,652,476	5,002,144
1.01.01	Cash and Cash Equivalents	2,344,200	1,625,612	1,064,132
1.01.01.01	Cash and Banks	244,655	263,910	414,013
1.01.01.02	Financial Investments	2,099,545	1,361,702	650,119
1.01.02	Credits	3,356,168	2,456,001	2,403,770
1.01.02.01	Customers	2,365,284	1,876,928	1,816,362
1.01.02.02	Sundry Credits	990,884	579,073	587,408
1.01.02.02.01	Recoverable Taxes	416,583	322,368	379,935
1.01.02.02.02	Deferred Income and Social Contribution Taxes	227,716	94,358	88,128
1.01.02.02.03	Receivables Securitization Fund	0	0	0
1.01.02.02.04	Other Receivables	346,585	162,347	119,345
1.01.02.02.05	Dividends Receivables	0	0	0
1.01.03	Inventories	2,827,463	1,570,863	1,534,242
1.01.04	Other	4,884	0	0
1.02	Non-current Assets	9,480,019	7,893,717	7,748,112
1.02.01	Long-term Receivables	2,644,651	2,260,617	2,071,136
1.02.01.01	Sundry Credits	2,378,549	1,984,145	1,812,904
1.02.01.01.01	Receivables Securitization Fund	0	0	0
1.02.01.01.02	Recoverable Taxes	255,194	283,861	141,791
1.02.01.01.03	Deferred Income and Social Contribution Taxes	1241,590	1,035,716	1,047,426
1.02.01.01.04	Deposits for Judicial Appeals	428,255	250,595	205,000
1.02.01.01.05	Accounts Receivable	419,191	374,618	371,221
1.02.01.01.06	Prepaid Expenses and Other	34,319	39,355	47,466
1.02.01.02	Credits with Related Parties	266,102	276,472	258,232
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0	0
1.02.01.02.02	Subsidiaries	230,184	200,000	200,000
1.02.01.02.03	Other Related Parties	35,918	76,472	58,232
1.02.01.03	Other	0	0	0
1.02.02	Permanent Assets	6,835,368	5,633,100	5,676,976
1.02.02.01	Investments	212,427	113,909	110,987
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0	0
1.02.02.01.02	In Subsidiaries	211,957	113,691	110,769
1.02.02.01.03	Other Investments	470	218	218
1.02.02.02	Property and Equipment	5,248,941	4,859,481	4,891,137
1.02.02.03	Intangible Assets	1,374,000	659,710	674,852
1.02.02.04	Deferred Charges	0	0	0

07.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2009	4 - 12/31/2008	3 –12/31/2007
2	Total liabilities	18,012,734	13,546,193	12,750,256
2.01	Current liabilities	5,801,737	3,417,995	4,370,426
2.01.01	Loans and Financing	441,163	300,580	1,440,570
2.01.02	Debentures	19,386	36,861	29,765
2.01.03	Suppliers	4,004,397	2,409,501	2,339,262
2.01.04	Taxes, Fees and Contributions	313,672	110,234	102,418
2.01.05	Dividends Payable	98,052	67,994	50,084
2.01.06	Provisions	0	0	0
2.01.06.01	Provision for Capital Deficiency	0	0	0
2.01.07	Debts with Related Parties	31,734	12,433	13,106
2.01.08	Other	893,333	480,392	395,221
2.01.08.01	Payroll and Social Contributions	428,318	224,103	173,053
2.01.08.02	Public Utilities	5,636	11,174	14,768
2.01.08.03	Rentals	47,424	42,130	44,159
2.01.08.04	Advertising	32,333	17,492	18,577
2.01.08.05	Insurance	10,387	7,237	7,873
2.01.08.06	Financing Due to Purchase of Properties	14,212	45,747	15,978
2.01.08.07	Other Accounts Payable	355,023	132,509	120,813
2.02	Non-current Liabilities	5,545,824	4,616,207	3,292,477
2.02.01	Long-term Liabilities	5,545,824	4,616,207	3,292,477
2.02.01.01	Loans and Financing	2,183,121	2,300,235	970,815
2.02.01.02	Debentures	1,481,356	777,868	777,024
2.02.01.03	Provisions	0	0	0
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,881,347	1,538,104	1,544,638
2.02.01.06.01	Provisions for Litigations	367,165	1,244,125	1,216,189
2.02.01.06.02	Tax Payment by Installments	1,205,579	200,827	250,837
2.02.01.06.04	Other Accounts Payable	308,603	93,152	77,612
2.03	Deferred Income	0	0	0
2.04	Minority Shareholders	105,713	104,275	137,676
2.05	Shareholders’ Equity	6,559,460	5,407,716	4,949,677
2.05.01	Paid-up Capital	5,374,751	4,450,725	4,149,858
2.05.02	Capital Reserve	512,419	574,622	555,185
2.05.02.01	Goodwill Special Reserve	428,514	517,331	517,331
2.05.02.02	Recognized Granted Options	83,867	57,291	37,854
2.05.02.03	Capital Reserve	38	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	In Direct and Indirect Associated Companies	0	0	0
2.05.04	Profit Reserves	672,290	382,369	244,634

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2009	4 - 12/31/2008	3 –12/31/2007
2.05.04.01	Legal	176,217	146,638	133,617
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profits	0	0	0
2.05.04.05	Profit Retention	116,723	235,731	56,175
2.05.04.06	Special for Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	379,350	0	54,842
2.05.04.07.01	Expansion Reserve	379,350	0	54,842
2.05.05	Assets Valuation Adjustments	0	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

08.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
3.01	Gross Sales and/or Services	26,223,022	20,856,769	17,642,563
3.02	Gross Revenue Deductions	(2,968,839)	(2,823,659)	(2,739,676)
3.03	Net Sales and/or Services	23,254,183	18,033,110	14,902,887
3.04	Cost of Sales and/or Services Rendered	(17,493,806)	(13,279,497)	(10,724,499)
3.05	Gross Profit	5,760,377	4,753,613	4,178,388
3.06	Operating Income/Expenses	(5,116,145)	(4,360,662)	(3,972,484)
3.06.01	Selling	(3,519,020)	(2,857,116)	(2,646,845)
3.06.02	General and Administrative	(740,264)	(574,023)	(539,175)
3.06.03	Financial	(284,610)	(316,788)	(201,809)
3.06.03.01	Financial Income	251,697	292,086	299,748
3.06.03.02	Financial Expenses	(536,307)	(608,874)	(501,557)
3.06.04	Other Operating Income	(135,781)	(10,914)	(9,084)
3.06.04.01	Permanent Assets Income	(21,662)	(10,914)	(9,084)
3.06.04.03	Non-Recurring Income	(114,119)	0	0
3.06.05	Other Operating Expenses	(454,049)	(604,743)	(546,648)
3.06.05.02	Depreciation/Amortization	(454,049)	(604,743)	(546,648)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	17,579	2,922	(28,923)
3.07	Operating Result	644,232	392,951	205,904
3.08	Non-Operating Result	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Taxation/Profit Sharing	644,232	392,951	205,904
3.10	Provision for Income Tax and Social Contribution	(59,802)	(144,306)	(49,720)
3.11	Deferred Income Tax	53,424	33,300	36,162
3.12	Statutory Profit Sharing /Contributions	(32,505)	(22,173)	(13,399)
3.12.01	Profit Sharing	(32,505)	(22,173)	(13,399)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0
3.14	Minority Shareholders	(13,769)	655	6,708
3.15	Income/Loss for the Period	591,580	260,427	185,655
	No. SHARES, EX-TREASURY (in thousands)	254,482	235,249	227,920
	EARNINGS PER SHARE (in reais)	2.32464	1.10703	0.81456
	LOSS PER SHARE (in reais)

09.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
4.01	Net Cash from Operating Activities	1,841,704	1,240,954	976,808
4.01.01	Cash Generated in the Operations	1,602,721	1,564,147	1,249,194
4.01.01.01	Net Income for the Year	591,580	260,427	185,655
4.01.01.02	Deferred Income Tax	(53,424)	(33,300)	(36,162)
4.01.01.03	Residual Value - Written-Off Permanent Assets	82,800	11,103	10,978
4.01.01.04	Depreciation and Amortization	454,057	604,743	546,648
4.01.01.05	Interest and Monetary Variation, Net	431,494	475,197	421,383
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(17,580)	(2,922)	28,923
4.01.01.07	Provision for Litigations	81,326	115,996	71,103
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	(7,878)	6,162	2205
4.01.01.09	Provision for Goodwill Amortization	0	107,959	0
4.01.01.10	Minority Interest	13,769	(655)	(6,708)
4.01.01.11	Net Gains Due to Corporate Dilution	0	0	0
4.01.01.12	Share-Based Compensation	26,577	19,437	25,169
4.01.02	Variation on Assets and Liabilities	238,983	(323,193)	(272,386)
4.01.02.01	Accounts Receivable	(170,835)	(60,566)	(211,916)
4.01.02.02	Inventories	(849,380)	(36,621)	(215,623)
4.01.02.03	Recoverable Taxes	116,392	(77,741)	(19,291)
4.01.02.04	Other Assets	(63,072)	(34,627)	(29,686)
4.01.02.05	Related Parties	28,355	(20,849)	(6,456)
4.01.02.06	Judicial Deposits	(99,419)	(20,905)	(24,844)
4.01.02.07	Advances to Suppliers and Employees	0	0	0
4.01.02.08	Suppliers	1,052,761	70,239	236,904
4.01.02.09	Payroll and Charges	206,719	51,050	(6,910)
4.01.02.10	Taxes and Social Contributions Payable	17,255	(116,656)	5,853
4.01.02.11	Other Accounts Payable	207	(76,517)	(417)
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(1,635,478)	(484,726)	(1,265,136)
4.02.01	Acquisition of Fixed Assets	(700,706)	(485,418)	(971,645)
4.02.02	Increase in Intangible Assets	(45,987)	(2,900)	(8,266)
4.02.03	Increase in Deferred Assets	0	0	0
4.02.04	Sale of Fixed Assets	4,330	3,592	85
4.02.05	Net Cash from Merger of Subsidiary	79,331	0	20
4.02.06	Acquisition of Companies	(963,128)	0	(224,777)
4.02.07	Capital Increase in Subsidiaries	(9,318)	0	(60,553)
4.03	Net Cash from Financing Activities	512,362	(194,748)	70,949
4.03.01	Capital Increase in Subsidiaries	487,144	88,196	9,071
4.03.02	Funding and Refinancing	736,805	680,154	2,491,844
4.03.03	Payments	(393,129)	(595,013)	(1,923,190)
4.03.04	Payment of Dividends	(109,157)	(50,084)	(20,312)
4.03.05	Increase of Minority Interest	0	0	12,000
4.03.06	Increase of Capital Reserve	0	0	0
4.03.07	Interest Paid	(209,301)	(318,001)	(498,464)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	718,588	561,480	(217,379)
4.05.01	Opening Balance of Cash and Cash Equivalents	1,625,612	1,064,132	1,281,511
4.05.02	Closing Balance of Cash and Cash Equivalents	2,344,200	1,625,612	1,064,132

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2009 TO 12/31/2009 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,450,725	574,622	0	382,369	0	0	5,407,716
5.04	Net Income/Loss for the Period	0	0	0	0	591,580	0	591,580
5.05	Allocations	0	0	0	451,080	(591,580)	0	(140,500)
5.05.01	Dividends	0	0	0	0	(140,500)	0	(140,500)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	451,080	(451,080)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	924,026	(62,203)	0	(150,251)	0	0	711,572
5.08.01	Subscribed Capital	684,995	0	0	0	0	0	684,995
5.08.02	Capitalization of Reserves	239,031	(88,780)	0	(150,251)	0	0	0
5.08.03	Recognized Granted Options	0	26,577	0	0	0	0	26,577
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(10,898)	0	0	(10,898)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(10)	0	0	(10)
5.12.01	Share Buyback Cost	0	0	0	(10)	0	0	(10)
5.13	Closing Balance	5,374,751	512,419	0	672,290	0	0	6,559,460

10.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2008 TO 12/31/2008 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677
5.04	Net Income/Loss for the Period	0	0	0	0	260,427	0	260,427
5.05	Allocations	0	0	0	98,502	(160,258)	0	(61,756)
5.05.01	Dividends	0	0	0	95	(61,851)	0	(61,756)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	98,407	(98,407)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	300,867	0	0	(60,936)	0	0	239,931
5.09	Recording/Realization of Capital Reserves	0	19,437	0	0	0	0	19,437
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,450,725	574,622	0	382,369	0	0	5,407,716

10.03 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2007 TO 12/31/2007 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	3,954,629	517,331	0	370,167	0	0	4,842,127
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,954,629	517,331	0	370,167	0	0	4,842,127
5.04	Net Income/Loss for the Period	0	0	0	0	185,655	0	185,655
5.05	Allocations	0	37,854	0	160,794	(285,824)	0	(87,176)
5.05.01	Dividends	0	0	0	0	(50,084)	0	(50,084)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	37,854	0	160,794	(235,740)	0	(37,092)
5.05.03.01	Legal Reserve	0	0	0	10,544	(10,544)	0	0
5.05.03.02	Profit Retention Reserve	0	0	0	150,250	(150,250)	0	0
5.05.03.03	Expansion Reserve	0	0	0	0	0	0	0
5.05.03.04	Change in Accounting Practices - 2006	0	12,685	0	0	(74,946)	0	(62,261)
5.05.03.05	Change in Accounting Practices – 2007	0	25,169	0	0	0	0	25,169
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	195,229	0	0	(186,158)	0	0	9,071
5.08.01	Capitalization of Reserves	186,158	0	0	(186,158)	0	0	0
5.08.02	Subscribed Capital	9,071	0	0	0	0	0	9,071
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	4,149,858	555,185	0	344,803	(100,169)	0	4,949,677

11.01 – CONSOLIDATED STATEMENT OF ADDED VALUE (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
6.01	Revenues	26,168,633	20,822,158	17,635,617
6.01.01	Sales of Goods, Products and Services	26,223,022	20,856,769	17,642,563
6.01.02	Other	448	(10,913)	(9,084)
6.01.03	Revenues from Own Assets Built	0	0	0
6.01.04	Allowance for/ Reversal of Doubtful Accounts	(54,837)	(23,698)	2,138
6.02	Input Acquired from Third Parties	(19,659,338)	(16,519,673)	(13,982,800)
6.02.01	Costs of Goods and Services Sold	(17,704,484)	(15,163,435)	(12,627,855)
6.02.02	Materials, Energy, Third Party Services and Other	(1,954,854)	(1,356,238)	(1,354,945)
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Other	0	0	0
6.03	Gross Added Value	6,509,295	4,302,485	3,652,817
6.04	Retentions	(454,049)	(604,743)	(565,961)
6.04.01	Depreciation, Amortization and Depletion	(454,049)	(604,743)	(565,961)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	6,055,246	3,697,742	3,086,856
6.06	Added Value Received from Transfer	255,507	295,663	277,533
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	17,579	2,922	(28,923)
6.06.02	Financial Revenues	251,697	292,086	299,748
6.06.03	Other	(13,769)	655	6,708
6.06.03.01	Minority Interest	0	655	6,708
6.07	Total Added Value to Distribute	6,310,753	3,993,405	3,364,389
6.08	Added Value Distributed	6,310,753	3,993,405	3,364,389
6.08.01	Personnel	1,850,668	1,505,745	1,328,426
6.08.01.01	Direct Compensation	1,330,174	1,034,244	948,600
6.08.01.02	Benefits	397,261	338,956	275,134
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	90,727	90,889	91,255
6.08.01.04	Other	32,506	41,656	13,437
6.08.01.04.01	Profit Sharing	32,506	41,656	13,437
6.08.02	Taxes, Fees and Contributions	2,779,739	1,190,039	967,435
6.08.02.01	Federal	1,482,154	550,897	312,227
6.08.02.02	State	1,166,590	536,900	554,061
6.08.02.03	Municipal	130,995	102,242	101,147
6.08.03	Third Party Capital Remuneration	1,088,766	1,037,194	882,873
6.08.03.01	Interests	536,306	593,625	466,821
6.08.03.02	Rentals	552,460	443,569	416,052
6.08.03.03	Other	0	0	0
6.08.04	Interest on Shareholders’ Equity	591,580	260,427	185,655
6.08.04.01	Interest on Shareholders’ Equity	0	0	0
6.08.04.02	Dividends	153,669	61,851	50,084
6.08.04.03	Retained Earnings / Losses for the Year	437,911	198,576	135,571

11.01 – CONSOLIDATED STATEMENT OF ADDED VALUE (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2009 to 12/31/2009	4 - 1/1/2008 to 12/31/2008	3 – 1/1/2007 to 12/31/2007
6.08.04.04	Minority Interest -Retained Earnings	0	0	0
6.08.05	Other	0	0	0

01482-6	CIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

12.01 – REPORT OF INDEPENDENT AUDITORS

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição
São Paulo - SP

1. We have audited the balance sheets of Companhia Brasileira de Distribuição and the consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries, as of December 31, 2009 and 2008 and the related statements of income, shareholders' equity, cash flow and value added for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements and consolidated subsidiary of Globex Utilidades S.A. raised in the six months ended 31 December 2009 were audited by other auditors. Our opinion, with respect to the values of investment, equity income, assets and liabilities, the net sales and net profit for the exercise, and values and other information, including explanatory notes and the performance report relating to the subsidiary, is based solely on the opinion of those independent auditors.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil and included: a) planning the work, considering the materiality of the volume of transactions and the accounting and internal controls of the Company and its subsidiaries, b) the examination, on a test basis, evidence and records supporting the amounts and accounting information disclosed, and c) evaluating the significant accounting estimates and estimates made by management and subsidiaries as well as the presentation of the taken as a whole.

3. In our opinion, based on our audits and the advice of other auditors, the financial statements referred to in first paragraph present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição and its financial position and consolidated Companhia Brasileira de Distribuição and its subsidiaries at December 31, 2009 and 2008, the results of its operations, changes in shareholders' equity, cash flows and values added operations for the years then ended in accordance with accounting practices adopted in Brazil.

São Paulo, February 26, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Accountant CRC -1SP170652/O-1.

13.01 – MANAGEMENT REPORT

Management Comments

For Grupo Pão de Açúcar, 2009 will undoubtedly be remembered as a year of achievements that helped consolidate our leading position as Latin America’s largest retail company.

Despite the financial market wariness in the opening months, we began 2009 with real growth in same-store sales, higher customer traffic and an increase in the average ticket, indicators which maintained a consistent upward trend throughout the year.

Our objectives have been clear since the outset: to grow in a sustainable manner, while continuing to control expenses and exercise capital discipline, seeking greater price competitiveness and taking advantage of existing opportunities to boost sales and increase the Group’s share in new businesses.

In 2009, we exceeded all our annual guidance targets that didn’t consider Ponto Frio’s operations. Gross sales totaled R$ 23.3 billion (guidance > R$ 23.0 billion); same-store sales increased by 4.5% in real terms (guidance > real growth of 2.5%); EBITDA came to R$ 1,530.4 million (guidance > R$ 1.5 billion) and the net debt / EBITDA ratio stood at 0.44x (guidance < 1x).

Including the acquisition of Ponto Frio, which took place in July, we closed the year with gross sales of R$ 26.2 billion, 25.7% more than the year before. We also gained market share, mainly in non-food sales, which recorded same-store growth of 13.5% .

Among the factors that accounted for this performance was the consolidation of the sales pillars introduced into our daily activities in 2008: assortment, pricing, communication and services. The Group’s solid capital structure also played a crucial role in increasing our market share.

We also strengthened our position in the non-food segment through two important initiatives: the acquisition of Ponto Frio in June and the joint venture signed with Casas Bahia in December. These operations complemented our positioning in the durable goods segment, allowing us to serve consumers from across the income spectrum. In addition, we broadened our knowledge of the segment, capturing synergies, pursuing service excellence and offering a series of benefits to customers, including greater product assortment, more attractive prices and easier access to credit.

Although Ponto Frio’s results are still far from the levels expected by the Group, its turnaround is being implemented successfully and within the original schedule, reversing the negative trend at the beginning of 2009 and ensuring a strong sales recovery. The synergies captured so far are above initial expectations, representing gains in several areas, including information technology, logistics, marketing, purchasing and the granting of credit.

The decision to strengthen the Group’s share of the non-food segment is part of the overall strategy laid down by the Board of Directors in 2007. In addition, recent studies have shown the importance, and growth potential, of this segment in Brazil. Also, the government’s tax-related initiatives, including the ICMS tax substitution regime, have helped formalize the segment, leading to fairer competition.

Our non-food operations will be further strengthened by the integration and segmentation of Ponto Frio and Extra’s e-commerce operations (www.pontofrio.com.br and www.extra.com.br), which will create a business with an annual turnover of more than R$ 1.0 billion.

Other annual highlights included the acquisition of the remaining 40% of Assaí, which should lead to greater dynamism and the capture of further synergies in 2010.

Another important step was the pointing of Enéas Pestana as the Group’s CEO. As part of the transition process, which should occur in 2010, Mr. Pestana took over the recently-created post of Chief Operating Officer at the end of 2009.

The Group has also evolved internally. Our current team is motivated, integrated, aligned with the pursuit of results and the creation of value and, above all, fully confident in the growth prospects in the coming years.

We also recorded progress on the corporate sustainability front with the institution of a sustainability committee to structure related issues, and the implementation of various initiatives, including building new “green” stores, promoting the use of recycled bags and mitigating environmental impact in regard to water and energy. In 2010, we expect to record further advances in this area, ensuring that the principles and ideals of sustainability play an increasingly important role in our daily activities.

If the market impact of the crisis was not as severe as originally expected, the impact on the Group itself was even less. We closed 2009 in a much stronger position, with an internal culture focused on achieving results and, with the consolidation of a process begun in the previous year, greater efficiency.

Competitiveness is the name of the game. We will continue to seek increased efficiency in order to pass part of the resulting gains on to consumers. In this context, 2010 should be a year of continued growth for the Company, allowing us to substantially accelerate our organic expansion plan thanks to our solid capital structure. We will also remain alert to any opportunities for strategic acquisitions that may leverage the return on invested capital.

We have approved our biggest ever three-year investment plan totaling around R$ 5 billion through 2012, most of which will be allocated to the opening of new stores. In particular, we will be investing in those formats that generate higher returns, notably Assaí, Extra Fácil and Extra Supermercado.

Our investment plan reflects the positive outlook for the Brazilian economy and confirms our commitment to the creation of jobs and the development of the country as a whole. Although we will be prioritizing organic growth through the inauguration of new stores, we will also remain alert to any opportunities for acquisitions that will result in operational synergies and create value.

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A.

The figures below include the accounting changes introduced by Law 11,638/07. The information related to 2008 also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross sales and real same-store growth exceed 2009 guidance
Sales Performance

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Gross Sales	26,223.0	23,334.5	20,856.8	11.9%
Net Sales	23,254.2	20,769.4	18,033.1	15.2%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Ponto Frio]

In the full year, the Group, excluding Ponto Frio’s operations, recorded gross sales of R$ 23,334.5 million and net sales of R$ 20,769.4 million, 11.9% and 15.2% up, respectively, on the previous year.

On a same-store basis, gross sales recorded nominal growth of 9.6%, equivalent to a real upturn of 4.5% after deflation by the General IPCA consumer price index(1), while same-store net sales grew by 12.7% . Also on a same-store basis, food and non-food sales recorded growth of 8.3% and 13.5%, respectively.

The Company’s 2009 gross sales and real same-store sales growth targets were both surpassed. Gross sales (excluding Ponto Frio) totaled R$ 23.3 billion, versus the target of R$ 23 billion, while real same-store sales grew by 4.5% (target of 2.5%) .

[Consolidated comments – including Ponto Frio]

In the full year, GPA posted gross sales of R$ 26,223.0 million and net sales of R$ 23,254.2 million, 25.7% and 29.0% up, respectively, on 2008.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Group’s product and brand mix.

(2) Ponto Frio’s ‘same-store’ concept includes physical and electronic/wholesale sales.

Gross Profit
Comparable-basis growth of 16.8% in the quarter
Gross Profit

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Gross Profit	5,760.4	5,302.8	4,753.6	11.6%
Gross Margin - %	24.8%	25.5%	26.4%	-90 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Ponto Frio]

In the full year, gross profit amounted to R$ 5,302.8 million, 11.6% more than in 2008, while the gross margin narrowed by 90 bps to 25.5%, pulled down, as in the quarterly comparison, by: (i) the expansion of the ICMS tax substitution regime and (ii) the increased share of Assaí in the Group’s sales.

[Consolidated comments – including Ponto Frio]

In the full year, gross profit totaled R$ 5,760.4 million, while the gross margin stood at 24.8% .

Total Operating Expenses
18.2% of net sales in 2009, the Group’s lowest level ratio
Operating Expenses

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Selling Expenses	3,519.0	3,180.9	2,857.1	11.3%
Gen. Adm. Exp.	740.3	591.5	574.0	3.1%

Total Operating Expenses	4,259.3	3,772.4	3,431.1	9.9%
% of Net Sales	18.3%	18.2%	19.0%	-80 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Ponto Frio]

In the full year, operating expenses totaled R$ 3,772.4 million, 9.9% up on 2008. As a percentage of net sales, they came to 18.2%, 80 bps down on the same period last year and the Group’s lowest ever ratio.

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 2009 operating expenses would have increased by 10.7% in relation to the 2008 pro-forma result.

[Consolidated comments – including Ponto Frio]

In the full year, total operating expenses came to R$ 4,259.3 million, or 18.3% of net sales.

EBITDA
Growth of 15.7% in the 2009 on a comparable basis
EBITDA

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
EBITDA	1,501.1	1,530.4	1,322.5	15.7%
EBITDA Margin - %	6.5%	7.4%	7.3%	10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Ponto Frio]

In the full year, EBITDA came to R$ 1,530.4 million, 15.7% up on 2008 and higher than the 2009 guidance of R$ 1.5 billion, excluding Ponto Frio. The EBITDA margin stood at 7.4%, 10 bps up year-on-year.

These figures are in line with the Group’s strategy of expanding its participation in new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales, as well as ensuring cash margin gains.

[Consolidated comments – including Ponto Frio]

In the full year, EBITDA totaled R$ 1,501.1 million, with an EBITDA margin of 6.5% .

Net Financial Result
Net financial result was R$ 244.7 million negative, 22.8% down year-on-year on a comparable basis
Financial Result

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Financ. Revenue	251.7	241.1	291.5	-17.3%
Financ. Expenses	(536.3)	(485.8)	(608.3)	-20.1%

Net Financial Income	(284.6)	(244.7)	(316.8)	-22.8%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Ponto Frio]

In the full year, the net financial result was R$ 244.7 million negative, 22.8% down year-on-year, primarily due to the mark to market effect and the restatement of assets and liabilities, which more than offset the gains from the period reduction in net debt and the lower CDI interbank rate.

The Group met its 2009 net debt/EBITDA guidance of < 1x, recording a ratio of 0.44x, reflecting the policy of maintaining a solid cash structure through continuous control of expenses and investments.

[Consolidated comments – including Ponto Frio]

In the full year, the net financial result was negative by R$ 284.6 million. The net debt/EBITDA ratio stood at 0.47x, also below the 2009 guidance, even considering the consolidation of Ponto Frio.

Equity Income
FIC’s 2009 result increases by five times in 2009

On September 30, 2009 FIC – Financeira Itaú CBD took over the management of Banco Investcred – BINV, Globex’s financing arm, aiming to boost Ponto Frio’s sales and increase profitability through the adoption of a strict credit policy and differentiated payment conditions, as well as the pursuit of synergies.

Following FIC’s merger with BINV and given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the full year, FIC’s equity income totaled R$ 15.2 million, a massive 424.1% more than the R$ 2.9 million recorded in 2008. Including BINV, annual equity income came to R$ 17.6 million.

Sendas Distribuidora
EBITDA Margin of 6.1% in 2009

The comments on Sendas Distribuidora’s operating performance do not include the five stores converted into Assaí outlets in 2009. The results of Assaí’s operational stores in Rio de Janeiro will be discussed in the section on Assaí Atacadista.

In the full year, Sendas recorded gross sales of R$ 3,465.7 million and net sales of R$ 3,009.3 million, 3.1% and 3.0% up on 2008, respectively

Gross profit came to R$ 804.7 million, with a gross margin of 26.7% . Operating expenses totaled R$ 620.1 million, representing 20.6% of net sales, while EBITDA stood at R$ 184.6 million, with a margin of 6.1% . The company posted annual net income of R$ 39.5 million, generating a negative minority interest of R$ 16.8 million.

Assaí Atacadista
EBITDA climbs 13.7% in the 2009

In the full year, gross sales came to R$ 2,196.5 million, up by 51.3%, while net sales climbed by 56.1% to R$ 1,981.8 million. Gross profit totaled R$ 291.3 million, 47.4% more than in 2008.

Total operating expenses closed the year at R$ 237.9 million, equivalent to 12.0% of net sales, in line with 2008. EBITDA amounted to R$ 53.4 million, with a margin of 2.7%, down by 100 bps, due to the inauguration of seven new stores and the conversion of five existing stores into the Assaí format, most of which in Rio de Janeiro. Although these units recorded higher sales while maintaining total operating expenses, they have not yet reached maturity. Excluding the Rio stores, the EBITDA margin came to 4.1% . Consolidated net income totaled R$ 16.0 million.

Net Income
2009 net margin grows 150 bps on a comparable basis
Net Income

(R$ million)(1)	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Net Income	591.6	597.5	260.4	129.4%
Net Margin - %	2.5%	2.9%	1.4%	150 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the full year, net income came to R$ 597.5 million, equivalent to 2.9% of net sales, 150 bps up on 2008.

[Consolidated comments – including Globex]

In the full year, net income totaled R$ 591.6 million, with a margin of 2.5% .

Adjusted Net Income Growth of 56.0% in the 2009 on a comparable basis

Net income in 2008 was affected by 1Q08 restructuring expenses totaling R$ 17.2 million and by goodwill amortizations, despite the application of Law 11,638/07. The table below shows the impact of non-recurring events in 2009 (Note 21 to the Quarterly Information), as mentioned previously:

Adjusted Net Income
	2009	2009
	Consolidated	Comparable	2008	Chg.
	(inc Ponto Frio)	Basis (ex	Consolidated
(R$ million)(1)		Ponto Frio)
Net Income	591.6	597.5	260.4	129.4%
Restructuring Expenses(2)			17.2	-
Amortization of Goodwill(2)			112.6	-
Non-recurring Result(2)	50.6	11.4		-

Adjusted Net Income	642.2	608.9	390.2	56.0%

(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax

[Comparable-basis comments – excluding Ponto Frio]

Including the impact of the items in the table above, 2009 net income moved up by 56.0%, over the same periods last year.

[Consolidated comments – including Ponto Frio]

Also including the above effects, 2009 net income came to R$ 642.2 million.

Investments
The Group invested R$ 723.1 million in 2009

In the full year, GPA invested R$ 723.1 million, versus R$ 503.0 million in 2008. Of this total, around 37% went to the opening of 46 new stores, 35% to the renovation and conversion of existing stores and 29% to infrastructure (technology and logistics).

Dividends

R$ 94.1 million in dividends will be proposed to the Annual General Meeting, complementing the R$ 46.4 million prepaid in 2009. Total dividends for fiscal year 2009 will therefore come to R$ 140.5 million, 127.2% up on the previous year.

In accordance with the Dividend Distribution Policy approved on August 3, 2009, R$ 94.1 million corresponds to the difference between the minimum mandatory dividends, calculated on the Group’s performance in 2009, and the R$ 46.4 million prepaid in 2009.

The R$ 94.1 million payment proposed by GPA’s Management corresponds to R$ 0.357930   per common share, R$ 0.393723 per class A preferred share and R$ 0.01 per class B preferred share.

Globex Utilidades S.A.
EBITDA margin widens by 80 bps in the quarter, excluding non-recurring restructuring expenses

The acquisition of Globex by Grupo Pão de Açúcar (GPA) took place in July 2009. During third and fourth quarter, the company’s performance trend could be reverted, ending the year with a turnaround in results and growth in sales.

With the decision of strengthening the Group’s share in the non-food segment, another major event took place in December, 2009: the joint venture signed with Casas Bahia. The aim of the initiative is to unify the operations of Ponto Frio, Casas Bahia and Extra Eletro in a single and new company, enabling the capture of synergies and benefiting consumers by providing a greater product assortment, improved service and easier access to credit.

Although Globex’s results are still far from the levels expected by the Group, Ponto Frio’s turnaround is being implemented successfully and within the original schedule and we expect further synergies between Globex and GPA to be captured as a result of the Casas Bahia association.

Starting from 4Q09, the numbers of Globex Utilidades S.A. are no longer impacted by Banco Investcred, whose results are presented in the Equity Income item.

Gross sales totaled R$ 1,598.2 million, 8.1% up year-on-year, while net sales stood at R$ 1,407.9 million, 37.6% up year-on-year. In same-store terms, gross merchandise sales, including e-commerce operations, grew 21.7%, thanks to: (i) the Christmas campaign carried out jointly with GPA, which mobilized the commercial, operational and logistics areas, ensuring more competitive promotions; (ii) greater media presence (in the main radio, TV and print vehicles) throughout Brazil; and (iii) differentiated consumer payment conditions during the Christmas season.

Gross profit totaled R$ 239.1 million, 7.2% up year-on-year, accompanied by a gross margin of 17.0%, 480 bps down on 4Q08, 220 bps of which due to the ICMS tax substitution regime.

Total operating expenses (which include selling, general and administrative, and other expenses) stood at R$ 277.9 million, a 27.0% increase over 4Q08. Excluding the non-recurring expenses related to restructuring, which amounted to R$ 56.1 million, total operating expenses would have been higher by 1.4% .

EBITDA was a negative R$ 38.8 million, with negative EBITDA margin of 2.8%, compared to a positive 0.4% in 4Q08.

EBITDA was affected mainly by: (i) higher gross profit on account of higher sales; (ii) restructuring expenses and provisions; and (iii) capture of synergies. Excluding the non-recurring restructuring expenses mentioned in the Total Operating Expenses section, EBITDA would be R$ 17.3 million, with EBITDA margin of 1.2%, a 80 bps improvement over 4Q08, reversing the negative trend presented during the first three quarters.

Net financial result was an expense of R$ 23.1 million, compared to an expense of R$ 2.2 million in 4Q08, caused mainly by the interest due to the increased volume of discounts on receivables.

Equity income in 4Q09, considering Globex’s 14% interest in FIC and the remaining 50% of BINV, was R$ 2.4 million.

In 4Q09 net income came to R$ 34.5 million, compared to a net loss of R$ 9.5 million in 4Q08. This result was positively impacted by the recovery of tax losses amounting to R$ 109.6 million in the Income Tax item on account of a new feasibility study on the future realization of the deferred taxes, considering the Company’s probable capacity to generate tax earnings in the future; and negatively impacted by the non-recurring restructuring expenses, the convergence of accounting practices, and the operating expenses relating to PontoFrio.com, which began operations as of December 2008.

Gross Sales per Format (R$ thousand)

Full Year	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	4,248,473	16.2%	3,903,875	18.7%	8.8%
Extra*	11,785,254	44.9%	10,609,138	50.9%	11.1%
CompreBem (b)	2,828,526	10.8%	2,932,596	14.1%	-3.5%
Extra Eletro	442,203	1.7%	372,477	1.8%	18.7%
Sendas**	1,833,511	7.0%	1,586,588	7.6%	15.6%
Assai	2,196,507	8.4%	1,452,095	7.0%	51.3%
Ponto Frio(c)	2,888,548	11.0%	-	-	-

Grupo Pão de Açúcar	26,223,022	100.0%	20,856,769	100.0%	25.7%

GPA ex Ponto Frio	23,334,474	-	20,856,769	100.0%	11.9%

* Include Extra Fácil and Extra Perto sales.
** Sendas stores which are part of Sendas Distribuidora S/A.
(a)As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b)As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio sales as of 3Q09.

Net Sales per Format (R$ thousand)

Full Year	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	3,801,925	16.3%	3,379,202	18.7%	12.5%
Extra*	10,406,217	44.7%	9,120,034	50.6%	14.1%
CompreBem (b)	2,585,386	11.1%	2,572,763	14.3%	0.5%
Extra Eletro	386,434	1.7%	294,590	1.6%	31.2%
Sendas**	1,607,614	6.9%	1,397,169	7.7%	15.1%
Assai	1,981,778	8.5%	1,269,352	7.0%	56.1%
Ponto Frio(c)	2,484,830	10.7%	-	-	-

Grupo Pão de Açúcar	23,254,183	100.0%	18,033,110	100.0%	29.0%

GPA ex Ponto Frio	20,769,353	-	18,033,110	100.0%	15.2%

* Include Extra Fácil and Extra Perto sales.
** Sendas stores which are part of Sendas Distribuidora S/A.
(a)As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b)As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio sales as of 3Q09.

Productivity Indexes (in nominal R$)

Gross Sales per square meter/month

	2009	2008	Chg.(%)

Pão de Açúcar	1,864	1,669	11.7%
CompreBem	1,216	1,167	4.3%
Sendas	1,212	1,106	9.6%
Extra Hipermercado	1,326	1,217	9.0%
Extra Eletro	1,321	1,132	16.7%
Assaí(1)	2,242	2,552	-12.1%

GPA	1,414	1,300	8.8%

Gross sales per employee/month

	2009	2008	Chg.(%)

Pão de Açúcar	24,187	22,937	5.4%
CompreBem	30,349	30,925	-1.9%
Sendas	27,672	25,716	7.6%
Extra Hipermercado	36,962	35,004	5.6%
Extra Eletro	51,718	46,812	10.5%
Assaí(1)	37,228	37,217	0.0%

GPA	32,227	30,652	5.1%

Average ticket - Gross sales

	2009	2008	Chg.(%)

Pão de Açúcar	33.3	30.2	10.4%
CompreBem	22.7	22.0	3.2%
Sendas	27.6	24.9	10.9%
Extra Hipermercado	57.4	53.0	8.3%
Extra Eletro	396	376	5.2%
Assaí(1)	82.8	90	-8.5%

GPA	41.5	37.8	10.0%

Gross sales per checkout/month

	2009	2008	Chg.(%)

Pão de Açúcar	220,825	179,539	23.0%
CompreBem	135,942	128,264	6.0%
Sendas	137,359	127,450	7.8%
Extra Hipermercado	242,607	224,662	8.0%
Extra Eletro	283,464	236,428	19.9%
Assaí(1)	266,312	312,637	-14.8%

GPA	205,428	185,525	10.7%

(1) The Assaí indexes are impacted by (i) the new stores layouts (size), (ii) conversions into stores more focused on the retail consumer and (iii) stores that have not yet reached maturity.

Sales Breakdown (% of Net Sales)

	2009	2008

	FY	FY
	Comparable	Comparable
	Basis	Basis

Cash	49.1%	50.1%
Credit Card	41.7%	40.6%
Food Voucher	8.3%	7.8%
Credit	0.8%	1.5%
Post-dated Checks	0.8%	1.0%
Installment Sales	0.1%	0.5%

Information per Format

	#	#	#	Sales
	Checkouts	Employees	Stores*	Area (m2)

Pão de Açúcar	1,582	14,481	145	193,325
CompreBem	1,678	7,695	157	187,551
Sendas	1,105	5,404	68	123,063
Extra Hipermercados	4,019	27,891	103	731,189
Extra Supermercados	156	958	13	19,171
Extra Eletro	130	705	47	27,902
Extra Fácil	174	364	52	11,638
Assai	811	6,532	40	118,371
Ponto Frio	1,549	9,587	455	332,443

Total Stores	11,204	73,617	1,080	1,744,653

Headquarters		3,351
Prevention of Losses		3,883
Distribution Centers		4,393

Total Grupo Pão de Açúcar	11,204	85,244	1,080	1,744,653

* In addition to the 1080 stores, the Company keeps 79 Gas Stations and 150 Drugstores.

Stores per Format

	Pão de	Extra	Extra-	CompreBem		Extra	Extra		Ponto	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro		Sendas	Super	Fácil	Assai	Frio	de Açúcar	Area (m2)	Employees

12/31/2008	145	102	47	165	73	5	32	28	-	597	1,360,706	70,656

12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244

*6 CompreBem stores and 3 Pão de Açúcar were converted into Extra Supermercado store.
*3 Sendas stores, 1 Comprebem store and 1 Extra Hiper store were converted into Assai store.

Correction: the correct number of Ponto Frio stores in 3Q09 is 454 instead of 455, as discloed at that time.

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”), headquartered in the City of São Paulo, State of São Paulo, is a publicly-held corporation.

The Company and its subsidiaries operate primarily as a retailer and wholesaler of food products, bazaar articles, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized, department stores, convenience stores and the Internet. GPA has the following brands in its portfolio "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Extra.com” “Sendas”, “Assai” and “Ponto Frio” e “PontoFrio.com”.

Founded in 1948, the Company has 85,000 employees, 1,080 stores in 20 Brazilian states and the Federal District and a logistics infrastructure comprised by 28 warehouses located in seven states.

The Company joined the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

Diniz Group and Casino Group share the Company’s control by means of a holding company named Wilkes Participações S.A., pursuant to the Agreement entered into in May 2005.

Relevant Operations and Partnerships

a) Sendas Distribuidora

GPA has a partnership with Rio de Janeiro’s retail chain, Sendas, pursuant to Note 10 b (iii) -. Sendas Distribuidora S.A. (“Sendas Distribuidora”) operates retail activities of the Company and Sendas S.A. throughout the State of Rio de Janeiro.

In October 2008, GPA started operating in the cash & carry segment (“atacarejo”) in the State of Rio de Janeiro (“Assai”) by means of Xantocarpa Participações Ltda. (wholly-owned subsidiary of Sendas Distribuidora – “Xantocarpa”).

b) Partnership with Itaú (Miravalles)

As of 2004, GPA is partner of Banco Itaú Holding S.A. and Unibanco Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers (see Note 10 b (vi)).

c) Acquisition of Assai

As of November 1, 2007, GPA started operating in the cash & carry segment (“atacarejo”), reinforcing its multiformat positioning. With the operations carried out in 2007 and 2009, as detailed in Note 10 b (iv), GPA acquired the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), the recipient company of Assai Comercial e Importadora Ltda.’s spun-off assets.

1. Operations (Continued)

d) Acquisition of Ponto Frio

In July 2009, the Company, by means of one of its subsidiaries, acquired the share control of Globex Utilidades S.A. (“Globex”), strengthening and expanding its operations in the home appliance segment. (See Note 10 b (v))

e) Partnership with Casas Bahia

In December 2009, GPA and the controlling partners of Casas Bahia entered into a Partnership Agreement aiming at merging their retail trade of durable goods, as well as consolidating the durable goods e-commerce. This partnership will allow GPA to offer a larger diversity of products, better customer service and easier credit access. This operation is pending approval from the Brazilian antitrust authorities.

Once concluded the merger between Globex and Casas Bahia retail businesses, the Company will have the controlling interest in Globex’s total and voting capital, holding, at least, fifty percent (50%) of the common shares plus one.

This partnership will be implemented within 120 days as of the date the agreement is signed and the consolidation of retail and e-commerce businesses will occur simultaneously. At December 31, 2009, said transaction did not create any accounting record.

At the Extraordinary General Meeting held at January 11, 2010, shareholders approved the Partnership Agreement, signed by CBD, Mandala and Globex and controlling partners of Casa Bahia Comercial Ltda. at December 4, 2009, which establishes the terms and conditions that will rule their business in the durable goods retail trade.

On February 3, 2010, the Company and Casas Bahia entered into a Provisional Agreement for Reversible Operation (APRO) with the Administrative Council for Economic Defense – CADE, setting forth the following: (i) the companies shall maintain their brands, Casas Bahia and Ponto Frio, and also shall carry out separate promotional campaigns, ensuring advertising investments in levels compatible with the previous years, besides the exceptional assumptions deriving from the economic situation; (ii) the companies shall continue operating current stores in the 146 municipalities where Casas Bahia and Ponto Frio perform their activities; (iii) they shall maintain their respective warehouses (CDs), also undertaking to maintain their overall employment levels; (iv) they maintain the furniture factory Bartira, subsidiary of Casas Bahia that operates exclusively for the group; (v) they shall maintain their respective credit facility policies; and (vi) they shall maintain their procurement structures and commercial agreements separately, even if they are able to work together in this field. Except for these specific conditions, the companies may adopt the measures necessary to consolidate their activities and capture the synergies resulting from this operation.

2. Basis of preparation and presentation of quarterly information

a) Financial Statements

The individual (parent company) and consolidated financial statements were prepared and are presented according to the rules issued by the Brazilian Securities and Exchange Commission (CVM), the provisions of the Brazilian Corporation Law (Law 6,404/76), including provisions amended by Laws 11,638/07 and 11,941/09, as well as pronouncements, guidelines and interpretations issued by the Brazilian Committee on Accounting Pronouncements (CPC). These financial statements were approved at the board of executive officers meeting held at February 25, 2010.

2. Basis of preparation and presentation of quarterly information (Continued)

a) Financial Statements (Continued)

During 2009, the Brazilian Committee on Accounting Pronouncements (CPC) issued and the Brazilian Securities and Exchange Commission (CVM) approved several Technical Pronouncements, Interpretations and Guidelines whose effectiveness is only mandatory as of January 1, 2010, requiring that the Company present again the financial statements of the comparative year.

Optionally, the Company could have anticipated the adoption of the pronouncements for the year ended December 31, 2009 mandatory for the fiscal years starting as of January 1, 2010, as long as if they contain full content. The Company decided not to exercise its eligibility concerning the 2009 financial statements, and at its best judgment, the Company below shows a brief description of the eventual material changes to the accounting practices previously adopted for the financial statements of December 31, 2009 and comparative period.

Below, the pronouncements issued in 2009 to which the Company’s Management anticipates to produce effects on its financial statements, or which will not produce relevant impacts over the financial statements.

CPC 15 – Business Combination, approved by CVM Deliberation 580/09 of July 31, 2009:It mainly establishes the buyer’s principles and requirements in a business combination. The Company expects that the figures referring to the acquisition of Globex Utilidades S.A. will change when applying this Pronouncement retrospectively to January 1, 2009, due to the new measurement of goodwill by the expectation of future profitability, resulting from the measurement of Globex’s net assets by the fair value of assets acquired (including identified intangible assets) and obligations assumed.

CPC 22 – Information by Segment, approved by CVM Deliberation 582 of July 31, 2009: it sets forth that reporting shall be divided by the Company’s operating segment. “Operating segment” is defined as an entity’s component: (a) that develops business activities generating revenues and incurring in expenses; (b) whose operational results are regularly reviewed by the top manager of the Company’s operations in the decision-making process; and (c) to which the financial information is available.

The Company’s Management will analyze additional reporting in its financial statements resulting from the data and indicators of assets, liabilities and results identifiable for each one of its operating segments.

CPC 24 – Subsequent Event, approved by CVM Deliberation 593 of September 15, 2009: The main impact for applying this rule refers to the recording of dividends. According to CPC 24 and at the end of the fiscal year, the Company shall recognize as liability only the mandatory minimum dividend established in its Bylaws. Additional minimum dividends will be recorded as liability as these are approved by the Company’s appropriate bodies.

2. Basis of preparation and presentation of quarterly information (Continued)

a) Financial Statements (Continued)

CPC 26 – Presentation of the Financial Statements, approved by CVM Deliberation 595, of September 15, 2009: It sets forth the basis for presenting the financial statements, by determining the presentation overall requirements, structuring guidelines and the minimum content to be included in the financial statements. Two new requirements were added in relation to the previous practice; i) comprehensive statement of income; ii) presentation of three balance sheets in the situations in which the Company applies an accounting policy retroactively or presents again items in its financial statements.

CPC 27 – Fixed Assets, approved by CVM Deliberation 583 of July 31, 2009: The Company understands that this rule will analyze eventual effects on its financial statements, mainly due to said CPC that requires deducting the estimated residual value from fixed assets in order to calculate depreciation. Currently, the Company depreciates assets by their whole formation cost, not deducting the estimated residual value. The Company is assessing the useful life taking into account the residual value of its assets and will apply this change of depreciation rate retrospectively as of January 1, 2010, in compliance with IPCP 10.

CPC 38, 39 and 40 Financial Instruments: Recognition and Measurement, Presentation, Reporting, approved by CVM Deliberation 604 of November 19, 2009:

CPC 38 – Financial Instruments: Recognition and Measurement: It rules the recognition and measurement of financial instruments operations – including derivatives. It shall be applied to all companies and all types of financial instruments, aside from specific exceptions. A financial instrument is any agreement originating a financial asset for an entity and a financial liability or equity instrument for another.

2. Basis of preparation and presentation of quarterly information (Continued)

a) Financial Statements (Continued)

The financial assets are any assets i.e., cash, equity instrument of another entity, contractual right, or an agreement that is or to be settled by the Company’s equity instruments. The financial liabilities are: contractual liabilities, agreements that are or may be settled with the Company’s equity instruments.

A financial instrument can be classified into four categories: (i) financial asset or liability measured at the fair value through income, (ii) held-to-maturity financial instrument, (iii) loans and receivables and (iv) available-for-sale financial instrument.

The financial instruments are initially recognized by their fair value, plus transaction costs directly related to their acquisition or issue and subsequently adjusted by amortizations of principal, accrued interest rates calculated based on the effective interest rate method (“amortized cost”), and by any adjustment for impairment or doubtful accounts. The accounting treatment related to the recognition of transaction costs does not apply to the financial assets measured at the fair value through income.

CPC 38 introduces a series of new concepts not included in the CPC 14. The main items not covered in the CPC 14 are embedded derivatives, the derecognition of financial assets and liabilities and the provision for impairment.

CPC 39 – Financial Instruments: Presentation – it aims at establishing the principles for presenting the financial instruments as liability or shareholders’ equity and offsetting the financial assets and liabilities. It applies to the classification of financial instruments, under the issuer’s viewpoint, into financial assets, financial liabilities and equity instruments; the classification of corresponding interest, dividends, gains and losses; the circumstance in which the financial assets and liabilities shall be offset.

CPC 40 – Financial Instruments: Reporting – It introduces the need of detailed reporting on financial statements for the Company’s equity and financial situation and its performance. This requirement includes, among others:

(a) Reporting related to the entity’s financial position – including information on financial assets and liabilities by category, special reporting when the option for the fair value is used, reclassifications, write-off of financial assets and liabilities, secured assets, embedded derivatives and the breaches to agreements.

(b) Reporting related to the Company’s performance in the period – including information on recognized revenues, expenses, gains and losses; interest expense and revenue; fee revenues; and losses due to impairment;

(c) Other reporting – including information on accounting policies, hedge accounting and fair values of each type of financial asset and liability; and

2. Basis of preparation and presentation of quarterly information (Continued)

a) Financial Statements (Continued)

(d) The Technical Pronouncement also sets forth that the reporting on the nature and the extension of risks deriving from financial instruments: i) qualitative reporting on exposures to each type of risk and how these risks are managed and; ii) quantitative reporting on exposures of each type of risk, separately for credit risk, liquidity risk and market risk (including sensitivity analysis).

3. Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of financial statements of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events and other objective and subjective factors. Complying with such, these financial statements include estimates related to the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability of fixed and intangible assets; the realization expectation of deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for contingencies; the benefit value granted through stock options and fair value of financial instruments; the reporting estimates for the sensitivity analysis chart of derivative financial instruments pursuant to CVM Ruling 475/08. The estimated used in these financial statements may present variations compared to the actual values when the realization and/or settlement of operations in which they are involved. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues are stated at their gross amounts. Taxes and discounts on sales revenues are presented as reducing accounts. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized upon the transfer of the product, with all risks and benefits to the purchaser. The freight value is included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

The recording of present value adjustment expense, incurring on installment sales, has as corresponding credit the item “trade accounts receivable” and its reversals are recorded in a separate item, called “reversal of present value adjustment from sale of goods”.

3. Summary of main accounting practices (Continued)

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the financial statements

The Company’s functional currency is the Brazilian Real. The financial statements of each subsidiary, consolidated by Company, as well as those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities indexed in foreign currency were translated into reais using the exchange rate effective on respective closing balance sheet date. The differences resulting from the currency translation are recorded as financial revenues or expenses in income.

c) Financial instruments

The financial assets and liabilities held by the Company and its subsidiaries are recognized by their fair value upon their contracting, plus transaction costs directly related to their acquisition or issue. Financial instruments are classified according to the purpose to which they were acquired or issued under the following categories: (i) financial assets and liabilities measured at the fair value through income; and (ii) financial assets and liabilities held to maturity. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

• Financial assets and liabilities measured at fair value through income: these comprise financial investments, financial liabilities generally traded before maturity and derivatives, except for those designated as hedge instruments. They are periodically measured at their fair value, and interest rates, monetary restatement, exchange variation and gains or losses deriving from fair value valuation are recorded in the result under “Financial Revenues” or “Financial Expenses”.

• Financial assets and liabilities held to maturity: financial assets and liabilities, non-derivatives, with fixed or determinate payments and scheduled maturities. These are measured by the amortized cost through the effective interest rate method. The net book value is calculated using a discount rate over the estimated value of future receivables, taking into consideration the effectiveness period of the financial instrument. Interest rates, monetary restatement, foreign exchange variation, less eventual impairment are recognized in income under “Financial Income” or “Financial Expenses”.

• Derivative financial instruments: derivative financial instruments that will hedge or change the characteristics of financial assets or liabilities, derecognized firm commitments and highly probable transactions. These are measured at their fair market value and variations are recorded against income, and corresponding entry to the appropriate financial income or expense account, except for derivatives destined for hedge operations.

• Available-for-sale financial instruments: non-derivative financial assets available for sale or not classified as granted loans or accounts receivable. These are valued by their fair value, however, with adjustment recorded in a separate item of the shareholders' equity.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

Market value of financial instruments actively traded on organized markets is determined based on its market pricing calculated at the date of its respective balance sheet. If there is no market, then the market fair is determined through valuation techniques and compatible with usual practices on the market including the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

• Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments and highly probable transactions, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature.

• Fair value hedge: the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value of item purpose of hedge should be classified. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in the net income.

The costs of funding loans are mainly comprised by finder’s fees and the Tax on Financial Transactions (IOF), and are recorded pursuant to the terms of CPC 08.

d) Cash and cash equivalents

These include cash, positive balances in checking account and marketable securities redeemable within up to 90 days of respective balances. Marketable securities included in cash and cash equivalents are classified into the “financial assets calculated at fair value through income” category.

e) Accounts receivable

Accounts receivable are stated considering the estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable losses in the realization of such receivables, considering the historic average of losses.

The Company’s installment sales occur with the intermediation of FIC, whose receivables do not remaining in the Company (Note 10 b (vi)).

The Company carries out securitization operations of the accounts receivable through PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (b) and Note 8).

Accounts receivable from commercial agreements result from bonuses and discounts granted by suppliers, established by agreements and calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

3. Summary of main accounting practices (Continued)

f) Inventories

Inventories are stated at the average acquisition cost or market value, whichever is shorter, adjusted by provision for inventory bonuses for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value. Provisions are recorded based on historical data of the Company.

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency has been recorded, when applicable. Other investments are recorded at acquisition cost.

h) Property and equipment

These assets are recorded at acquisition or construction cost (monetarily restated until December 31, 1995) deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11. In leasehold improvements, amortization is calculated considering the shortest term between the term of the lease agreement or assets useful life is utilized.

The Company adopts procedures aiming at ensuring that assets are not recorded by a value higher than the one that can be recoverable for use or sale, pursuant to CPC 01 rules.

Interest and financial charges on loans and financing contracted by third parties directly or indirectly attributable to the process of purchase, construction and/or operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance are recorded as expenses when they do not significantly affect the useful lives of related assets; or they do not aggregate to the value of assets when they materially contribute to the increase of useful lives of existing facilities and equipment.

i) Leasing

Financial leasing agreements are recorded in property and equipment, in contra account to liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income for the year according to the duration of the agreement by the effective interest rate method.

3. Summary of main accounting practices (Continued)

i) Leasing (Continued)

Operating leasing agreements are recognized as expense based on the determination period of the benefit over leased asset by the Company, regardless of the basis used to determine leasing payments.

The depreciation of capitalized assets is calculated according to their useful life, in the event there is the intention to acquire such asset. If the Company does not intend to acquire the asset, the depreciation is calculated considering the least term between the effectiveness of the agreement or the assets’ useful life.

j) Intangible assets

Goodwill calculated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 goodwill balances are submitted to an annual test for impairment analysis, as set forth by CPC 01.

Intangible assets with defined useful life term are amortized according to such term and, when assessed any impairment signs are identified, these are submitted to impairment tests. Intangible assets with indeterminate useful life are not amortized, they are submitted to annual test for impairment analysis.

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to identifying events or changes in economic, operating or technological circumstances that may indicate deterioration, obsolescence or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for deterioration by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal liability as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits benefit the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months, otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales of goods and rendering of services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region, and its respective value deducted from the total revenues from sales for purpose of income assessment.

3. Summary of main accounting practices (Continued)

m) Taxation (Continued)

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold in the statement of income for the year.

PIS and COFINS refer to the financial revenues and expenses recorded in the corresponding items.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Income tax and social contribution are calculated according to the taxable income based on accounting records and are classified as current or deferred, as follows:

Current – Income tax and social contribution in Brazil, when opted for the taxable income regime, are calculated at the (i) 25% taxable income (15% increased by 10% surcharge on taxable income exceeding R$240) for income tax, and (ii) 9% on taxable income for social contribution. Brazilian tax laws in force allows to carry forward tax losses referring to previous years with current tax income, limited to 30% of the taxable income of each year.

Deferred – Deferred income tax and social contribution is calculated based on tax losses and negative basis of social contribution, as well as temporary differences mainly composed of provisions related to the recording of contingencies that are deductible for calculation purposes of taxable income and calculation basis of social contribution only on the date of its financial realization.

Deferred income and social contribution tax assets were recorded pursuant to CVM Ruling 371/02 and take into account the expectation of generating future taxable income, based on a technical feasibility study approved by the Board of Directors.

n) Share-based compensation

Part of the compensation of the Company’s main executives and managers is paid as stock option plan, measured by their fair value, calculated on the plan granting date, based on the market’s pricing models, considering the share market value, the stock option exercise price and term of the agreement. Compensation costs linked to these programs are recorded on a straight-line basis in income, under operating expenses, during the period the services were rendered by beneficiaries against the capital reserve.

o) Present value adjustment of assets and liabilities

Non-current monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

3. Summary of main accounting practices (Continued)

p) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up its provisions and disclosure on matters regarding litigation and contingencies. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provisions for contingencies are recorded as it follows:

• Contingent assets: it is an asset that likely will result from past events and whose existence is only confirmed by the occurrence or not of one or more uncertain future events not fully under the entity’s control. The Company reports in its notes when the contingent assets are probable and records them in the financial statements only when they become final and unappealable.

• Contingent liabilities: likely liability that results from past events and whose existence shall only be confirmed by the occurrence or not of one or more uncertain future events not fully under the Company’s control. When contingent liabilities are probable, the Company records liabilities in its financial statements; concerning contingent liabilities deemed as possible, these are only reported in the notes to the financial statements and concerning contingent liabilities deemed as remote, these are neither recorded nor reported.

q) Earnings per share

The calculation is made according to the "net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used to increase capital or create the profit expansion reserve, based on the capital budget.

r) Consolidated financial statements

The consolidated financial statements are prepared and presented in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247/96, and include the financial statements of the Company and its subsidiaries Novasoc Comercial Ltda. (“Novasoc”), Sé Supermercados Ltda. (“Sé”), Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa, Vedra Empreendimentos e Participações S.A. (“Vedra”), Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), Lake Niassa Empreendimentos e Participações Ltda. (“Lake Niassa”), Globex, Globex Administração e Serviços Ltda., Ponto Frio Administração e Importação de Bens Ltda., Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda, Globex Administração de Consórcios Ltda., Pontocred Negócios de Varejo Ltda., PontoFrio.com Comércio Eletrônico S.A., Bruxellas Empreend. Participações S.A. (“Bruxellas”), Dallas Empreend. e Participações S/A (“Dallas”) and Ponto Negócios de Varejo Ltda.

Sabara S.A. (“Sabara”), indirectly controlled by the Company, headquartered abroad, exclusively makes financial investments.

3. Summary of main accounting practices (Continued)

r) Consolidated financial statements (Continued)

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

	Interest of investors (%) – at December 31, 2008

Investees	CBD	Novasoc	Sé	CBD Holland	Sendas Distrib.

Novasoc	10.00	-	-	-	-
Sé	93.10	6.90	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-
PAFIDC	8.50	0.66	0.33	-	-
P.A. Publicidade	99.99	-	-	-	-
Barcelona	-	-	60.00	-	-
CBD Holland	100.00	-	-	-	-
CBD Panamá	-	-	-	100.00	-
Xantocarpa	-	-	-	-	99.99

	Interest of investors (%) – at December 31, 2009

				CBD	Sendas		Lake	Globex
Investees	CBD	Novasoc	Sé	Holland	Distrib.	Bellamar	Niassa	Utilidades

Novasoc	10.00	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-
PAFIDC	8.87	0.69	0.35	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00		-	-	-
Xantocarpa	-	-	-	-	99.99	-	-	-
Vedra	100.00	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-
Dallas	100.00	-	-	-	-	-	-	-
Bruxellas	100.00	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.64	14.36	-
Lake Niassa	-	-	-	-	-	-	-	99.99
Globex Utilidades
Domésticas S.A.	95.46	-	-	-	-	-	-	-
Globex	-	-	-	-	-	-	-	100.00
Ponto Frio Adm. e Import.
de Bens Ltda.	-	-	-	-	-	-	-	100.00
Globex Factoring
Comercial Ltda.	-	-	-	-	-	-	-	100.00
Globex Adm. de
Consórcio Ltda.	-	-	-	-	-	-	-	100.00
Pontocred Negócios de
varejo Ltda.	-	-	-	-	-	-	-	100.00
PontoFrio.com Comércio
Eletrônico S.A.	-	-	-	-	-	-	-	100.00
E-HUB Consult.Particip. e
Com. S.A.	-	-	-	-	-	-	-	45.00

3. Summary of main accounting practices (Continued)

r) Consolidated financial statements (Continued)

Notwithstanding the Company holds interest in Novasoc that only represents 10% of its capital stock, Novasoc is effectively controlled by the Company by means of a Quotaholders Agreement, with a 99.98% interest in its income.

Sendas Distribuidora is fully consolidated based on the signed Shareholders’ Agreement, which establishes that the operating and administrative management is exclusively conducted by the Company.

The following eliminations occurred during the consolidation process:

- the balances of assets and liabilities accounts among consolidated companies;
- the interest in the capital, reserves and accumulated earnings of subsidiaries; and
- revenues and expenses balances and the unrealized profit originated in transactions between the consolidated companies in the consolidated quarterly information.

Pursuant to CVM Ruling 408/04, the Company, since the first quarter of 2005, consolidates the PAFIDC financial statements, once it represents a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, once the Company is exposed to most of risks and benefits related to the ownership of PAFIDC subordinated quotas.

The Company’s indirect investment in FIC, by means of Bellamar (35.64%) and Lake Niassa (14.36%), was valued by the equity accounting method. Pursuant to the official memorandum CVM/SNC 006/10, FIC’s financial statements are consolidated by Itaú, since the bank is responsible for the company’s operating management. As mentioned in Note 10b (VI), Miravalles and Investcred were merged into Financeira Itaú CBD – FIC.

The financial statements of MIravalles, Globex and FIC were audited by other independent auditors.

In relation to Miravalles, the total equity in the earnings of this investee for the year ended December 31, 2009 accounts for 1.6%, compared to the total net income reported in the Company’s consolidated financial statements. Miravalles assets were incorporated by FIC at September 30, 2009.

Within the 12-month period ended at December 31, 2009, FIC accounted for the total of assets and income for the year, 0.9% and 1.0% respectively in relation to the Company’s consolidated financial statements.

In relation to Globex in the year ended December 31, 2009, total assets and income (losses) of this investee accounted for 3.8% and 8.6% respectively, in relation to the Company’s consolidated financial statements.

4. Marketable Securities

The marketable securities at December 31, 2009 and 2008 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d).

	Parent Company			Consolidated

	CDI*	2009	2008	CDI*	2009	2008

Current
Financial investments
Banco do Brasil	100.3%	576,155	539,635	100.3%	705,608	548,917
Itaú	100.2%	504,427	73,743	100.2%	555,657	205,483
Bradesco	101.2%	518,426	265,777	101.1%	564,768	287,324
ABN AMRO	101.7%	136,100	164,191	101.5%	161,941	188,077
Santander	101.0%	70,236	-	101.0%	70,324	-
Unibanco	104.1%	4,476	61,204	101.5%	15,079	68,796
CEF	98.0%	2,436	-	98.0%	2,436	-
Votorantim	103.1%	3	-	102.1%	11,612	-
Other	100.7%	5,224	16,151	100.7%	12,120	63,105

Total current		1,817,483	1,120,701		2,099,545	1,361,702

Non-current
PAFIDC receivables
securitization fund (Note 8)		106,129	87,380		-	-

Total non-current		106,129	87,380		-	-

Overall total		1,923,612	1,208,081		2,099,545	1,361,702

(*)Weighted average rate

5. Trade Accounts Receivable

	Parent Company		Consolidated

	2009	2008	2009	2008

Current
Resulting from sales through:
Credit card companies	358,243	307,873	1,830,494	416,443
Accounts receivable discounts	-	-	(1,007,229)	-
Sales vouchers and others	95,643	79,155	129,903	108,300
Credit sales with post-dated checks	2,924	13,605	8,246	22,266
Consumer financing – direct credit	-	-	10,774	-
Trade bills receivable from wholesale customers	-	-	64,942	-
Own credit card – interest free installment	11,491	-	-	-
Accounts receivables from subsidiaries	170,015	158,658	11,491	-
Allowance for doubtful accounts	(5,948)	(5,157)	(17,237)	(10,520)
Present value adjustment	-	-	(47,782)	-
Resulting from commercial agreements	178,209	304,640	255,845	356,962

	810,577	858,774	1,239,447	893,451

Accounts receivable - PAFIDC	-	-	1,125,837	983,477

Total current	810,577	858,774	2,365,284	1,876,928

Non-current
Accounts receivable – Paes Mendonça	-	-	376,155	374,618
Other accounts receivable	33,761	-	43,036	-

Total non-current	33,761	-	419,191	374,618

5. Trade Accounts Receivable (Continued)

a) Credit Card Managers

Credit card operations are considered receivable in cash, except electronic devices, which may be paid in up to 12 monthly installments, and are managed by third parties.

b) Discount from receivables

Through its subsidiary Globex, the Company cashes credit card receivables with banks or credit card management companies, aiming at obtaining working capital. In this operation, Globex delivers receivables as guarantee for the funding, being co-responsible for the operation risk.

The discount rate used by the Company took into account current market valuations as to the amount of money in time and specific risks for the asset. Installment sales with the same cash amount were carried to their present value on the date of transactions, due to their terms, adopting the monthly average rate of advanced receivables with the credit card management companies at December 31, 2009, minimum of 0.77% and maximum of 1.25% .

c) Consumer financing

The balance of “Accounts Receivable from Customer Financing – consumer direct credit” includes accounts receivable from Banco Investcred Unibanco S.A. due to its financing activity of Globex’s customers.

d) Trade accounts receivable from Subsidiaries

The balance of “Trade Accounts Receivable from Subsidiaries” reflects selling operations carried out by the Company and its subsidiaries at cost to supply their stores.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded according to the Management's analysis, considering the historic average of effective losses:

	Parent Company	Consolidated

Balance on December 31, 2007	(7,819)	(6,421)

Additions	(31,711)	(48,597)
Write-offs	34,373	44,498

Balance on December 31, 2008	(5,157)	(10,520)

Addition due to Globex’s Acquisition	-	(10,542)
Additions	(57,692)	(203,623)
Write-offs	56,901	207,448

Balance on December 31, 2009	(5,948)	(17,237)

f) Accounts receivable from Commercial Agreements

The balance of accounts receivable from Commercial Agreements comprise current transactions between the Company and its suppliers, mainly based on the volume of purchases.

5. Trade Accounts Receivable (Continued)

g) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$9,051,236 at December 31, 2009 (R$8,057,146 thousand in 2008), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$125,180 (R$135,111 in 2008), recognized as financial expenses in income for 2009 and 2008, respectively.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at December 31, 2009 and 2008 were R$1,125,837 and R$983,477, respectively, net of allowance for losses.

h) Accounts receivable – Paes Mendonça

The “Accounts Receivable” account balance of Paes Mendonça comprises credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores operated by the Company, Novasoc and Sendas (Note 10 (b) (i)).

6. Inventories

	Parent Company		Consolidated

	2009	2008	2009	2008

Stores	992,902	790,106	1,997,329	1,192,932
Warehouses	577,752	403,021	935,323	459,415
Provisions on inventories	(49,041)	(64,397)	(98,974)	(81,484)
Present value adjustment on inventories	-	-	(6,215)	-

	1,521,613	1,128,730	2,827,463	1,570,863

The provisions for inventories are comprised by unrealized bonuses and breakage provisions, which are recorded based on the Company’s historical data.

The present value adjustment is only taken into consideration in the consolidated, deriving from Globex Group, whose turnover is similar to suppliers’ turnover.

7. Recoverable taxes

These mainly refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated

	2009	2008	2009	2008

Current
Taxes on sales	137,266	186,003	276,244	197,515
Income tax and others	93,517	106,491	140,541	125,055
Present value adjustments	(202)	(202)	(202)	(202)

	230,581	292,292	416,583	322,368

Non-current
Taxes on sales	125,189	110,043	244,067	214,388
ICMS and others	11,687	67,692	14,404	70,142
Present value adjustments	(2,663)	(669)	(3,277)	(669)

	134,213	177,066	255,194	283,861

Total recoverable taxes	364,794	469,358	671,777	606,229

Income tax and Other – During the year ended December 31, 2009, the Company obtained a formal answer from the Internal Revenue Service partially ratifying Finsocial credits released in the past. Concerning the non-ratified amount (R$68,275), the Company has written it off.

Taxes on sales – The São Paulo state government has submitted new segments to the ICMS taxation system by tax replacement (early tax withholding and exempted from other chain links). Then, various segments were gradually included by this system, such as, medicine, beverages, personal hygiene, perfumery, paper, cleaning products, bicycles, tools, bed linen, electric and electronic devices and toys. Thus, approximately 80% of the range of products sold by the Company is covered by this system.

The tax replacement then becomes cost, which was previously credited by the Company in the purchase of its products, thus reducing the generation of ICMS debits in its sales.

Considering that the Company does not expect utilizing ICMS credits, the Management conservatively decided to write-off the amount of R$152,207 in the Parent Company and R$255,146 in the consolidated.

8. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356/01 and 393/03 for the specific purpose of acquiring receivables of the Company and its subsidiaries arising from sales of products and services by the Company and/or its subsidiaries, except for receivables deriving from installment system and post-dated checks. PAFIDC shall be effective until December 7, 2012.

The capital structure of the fund, at December 31, 2009, is broken down in: 10,295 senior quotas in the amount of R$1,077,727, representing 90.09% of the fund’s equity (90.51% in 2008) owned by third parties; and 2,864 subordinated quotas in the amount of R$118,547, representing 9.91% of the fund’s equity (9.49% in 2008) owned by the Company and its subsidiaries.

8. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC are summarized as follows:

	2009	2008

Assets
Cash and cash equivalents	13,012	6,455
Accounts receivable	1,125,837	983,477
Other amounts	58,656	40,845

Total assets	1,197,505	1,030,777

Liabilities
Accounts payable	1,231	2,324
Shareholders’ equity	1,196,274	1,028,453

Total liabilities	1,197,505	1,030,777

The subordinated quotas were attributed to the Company and are recorded in the non-current assets as participation in the securitization fund, the balance of which at December 31, 2009 was R$106,129 (R$87,380 in 2008).

The compensation of senior quotas is shown below:

			2009	2008

			Redeemable		Redeemable
Quotaholders	Amount	CDI Rate	balance	CDI Rate	balance

Senior A	5,826	105%	694,858	105%	629,307
Senior B	4,300	105%	166,560	105%	150,847
Senior C	169	105%	216,309	105%	150,695

			1,077,727		930,849

Single series subordinated quotas are non-transferable and only can be amortized or redeemed after the amortization and redemption of senior quotas. The effects from the default of any receivable acquired by the Fund, as well as any loss suffered by the Fund shall be attributed to the subordinated quotas until the limit of their value.

Pursuant to the Receivables Assignment Agreement entered into between the Company, its subsidiaries and PAFIDC, the assignment of receivables is irrevocable and irreversible, with the definitive transfer of receivables to the Fund, together with all rights, privileges, guarantees, preferences, prerogatives and actions related thereto and without right of recourse against the Company and its subsidiaries.

9. Balances and Transactions with Related Parties

The transactions with related parties, as presented below, are carried out at cost prices.

a) Sales and Purchases of Goods

	Parent Company		Consolidated

	2009	2008	2009	2008

Customers:
Novasoc Comercial	34,077	34,866	-	-
Sé Supermercados	93,725	78,505	-	-
Sendas Distribuidora	37,938	45,287	-	-
Barcelona	4,266	-	-	-
Xantocarpa	10	-	-	-

Total assets	170,016	158,658	-	-

	Parent Company		Consolidated

	2009	2008	2009	2008

Suppliers:
Novasoc Comercial	1,710	426	-	-
Sé Supermercados	4,182	1,474	-	-
Sendas Distribuidora	13,641	3,283	-	-
Barcelona	715	12	-	-
Xantocarpa	386	-	-	-
Assai Group	-	-	-	8,787

Total liabilities	20,634	5,195	-	8,787

	Parent Company		Consolidated

	2009	2008	2009	2008

Sales:
Novasoc Comercial	275,768	237,792	-	-
Sé Supermercados	740,125	655,284	-	-
Sendas Distribuidora	251,145	230,212	-	-
Barcelona	16,473	-	-	-

	1,283,511	1,123,288	-	-

Purchases:
Novasoc Comercial	2,479	5,484	-	-
Sé Supermercados	11,683	14,598	-	-
Sendas Distribuidora	17,132	19,286	-	-
Barcelona	-	1,827	-	-
Assai Group	-	-	-	200,132

	31,294	41,195	-	200,132

9. Balances and Transactions with Related Parties (Continued)

b) Other operations

	Parent Company		Consolidated

	2009	2008	2009	2008

Assets
Novasoc Comercial	14,176	2,041	-	-
Sé Supermercados	211,264	179,254	-	-
Casino	5,096	4,922	5,096	4,922
FIC	1,552	16,253	998	18,400
Pão de Açúcar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	182,245	272,694	-	-
Xantocarpa	1,248	1,051	-	-
Barcelona	26,612	2,959	-	-
Vedra	20	-	-	-
Globex	5,227	-	-	-
Banco Investcred Unibanco S.A.	-	-	8,143	-
Other intercompany balances – Globex	-	-	5,822	-
Other	20,081	23,928	27,048	34,155

	486,516	522,097	266,102	276,472

	Parent Company		Consolidated

	2009	2008	2009	2008

Liabilities
Casino	-	448	-	448
Fundo Península	13,704	10,324	14,160	10,640
Assai Group	-	-	189	1,345
Galeazzi e Associados	2,000	-	2,000	-
Banco Investcred Unibanco S.A.	-	-	12,788	-
Other	4,484	1,507	2,597	-

	20,188	12,279	31,734	12,433

	Parent Company		Consolidated

	2009	2008	2009	2008

Income
Novasoc Comercial	7,483	7,063	-	-
Sé Supermercados	18,173	14,110	-	-
Sendas Distribuidora	40,306	49,970	-	-
Casino	(6,020)	(5,512)	(6,020)	(5,512)
Fundo Península	(130,482)	(119,368)	(134,978)	(123,578)
Diniz Group	(12,470)	(11,785)	(13,511)	(12,730)
Sendas S.A.	-	-	(9,753)	(31,703)
Assai Group	-	-	(3,947)	(3,563)
Galeazzi e Associados	(3,693)	(792)	(4,599)	(11,978)
Globex Adm de Consórcio Ltda	-	-	(3,434)	-
Other	(13,948)	(15,177)	(13,948)	(15,177)

	(100,651)	(81,491)	(190,190)	(204,241)

Novasoc, Sé Supermercados and Sendas Distribuidora: comprise (i) the values resulting from the utilization of shared services center, such as treasury, accounting, legal departments and others; and (ii) values deriving from the leasing agreement entered into by the Company and Sendas Distribuidora related to 8 properties located in the State of Rio de Janeiro.

9. Balances and Transactions with Related Parties (Continued)

b) Other operations (Continued)

Casino: these include (i) R$5,429 of amounts payable pursuant to the Technical Assistance Agreement, signed between the Company and Casino Group at July 21, 2005 and ratified by the Extraordinary General Meeting held at August 16, 2005, which regulates the transfer of knowledge in the administrative and financial areas of Casino Group to the Company and its subsidiaries. The annual amount of this agreement is US$2.7 million and is effective for 7 years, with automatic renewal for an indeterminate term; and (ii) R$333 of the Company’s amounts receivable are from French expatriate employees expenses.

Fundo Península: investment fund which has as beneficiaries members of the Diniz family and comprises the amounts paid by the leasing of Fundo Península’s properties, as per the Leasing Agreement entered into the Company, its subsidiaries and Fundo Península, under the market conditions, and this was approved at the Extraordinary General Meeting held on June 22, 2005.

Diniz Group: these include the amounts paid for the leasing of properties owned by members of the Diniz family, pursuant to the lease agreement executed between the Company, its subsidiaries and members of the Diniz family, under market conditions.

Sendas S.A.: these include the amounts paid by Sendas S.A. to Sendas Distribuidora for the leasing of 57 properties.

Assai Group: comprise (i) the purchase operations of goods between the Company and its subsidiaries and the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda. and Laticínios Flor de Rondônia Ltda.; and (ii) the amount paid for the leasing of five properties owned by Assai’s former shareholders to Barcelona.

Galeazzi e Associados: these include the amounts paid for consulting services related to the management of operations in the State of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD), and the process of merging operations between the Company and Globex.

Banco Investcred: these include the value related to (i) refund of expenses, including expenses related to payroll, commissions on the sale of financial products and other expenses pursuant to the infrastructure agreement (ii) financial expenses resulting from receivables discount (named “financial rebate”); and (iii) revenues from property rental.

10. Investments

a) Information on investments at December 31, 2009 and 2008

	Fiscal year ended on 12.31.2008

				Shareholders’
	Shares/	Interest in		Equity	Net income/
	quotas	the capital	Capital	(capital	Loss for
	held	stock - %	stock	deficiency)	the year

Novasoc	1,000	10.00	10	(8,941)	19,688
Sé	1,444,656,368	100.00	1,444,656	1,540,800	65,642
Sendas Distribuidora	607,083,796	57.43	835,677	(22,060)	(25,629)
Miravalles	127,519	50.00	221,363	227,191	5,828
Pa Publicidade	99,999	99.99	100	1,670	514
Barcelona	9,006,000	60.00	15,010	127,211	25,865
CBD Panamá	1,500	100.00	3	263	27
CBD Holland B.V.	180	100.00	-	218	-
Xantocarpa	799	99.99	1	(974)	(975)

	Fiscal year ended in 2009

				Shareholders’
	Shares/	Interest in		Equity	Net income/
	quotas	the capital	Capital	(capital	Loss for
	held	stock - %	stock	deficiency)	the year

Novasoc	1,000	10.00	10	(11,983)	3,042
Sé	1,444,656,368	100.00	1,444,656	1,601,757	(60,957)
Sendas Distribuidora	607,083,796	57.43	835,677	(5,139)	(22,191)
Pa Publicidade	99,999	99.99	100	3,415	(1,745)
Barcelona	15,010,000	100.00	16,592	126,786	(33,255)
CBD Panamá	1,500	100.00	4	1,162	(899)
CBD Holland B.V.	180	100.00	0	348	-
Xantocarpa	28,671,514	99.99	28,672	10,394	17,303
Vedra	9,000	100.00	10	(15)	25
Bellamar	9,990	100.00	138,565	138,565	(5,914)
Vancouver	9,990	100.00	10	10	0
Dallas	9,000	100.00	1	1	0
Bruxelas	9,000	100.00	1	1	0
Globex	118,761,500	95.46	671,033	642,358	6,245

b) Breakdown of investments

	Parent Company						Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Other	Total	Total

Balances as of December 31, 2007	-	1,363,647	1,156	-	347	1,365,150	110,987
Additions	-	10,985	-	-	-	10,985	-
Acquisitions	-	-	-	30,285	-	30,285	-
Exchange Variation	-	-	-	-	81	81	-
Write-off	-	-	-	-	125	125	-
Merger	(6)	-	-	(125)	6	(125)	-
Equity Accounting	19,688	59,852	514	(3,718)	19	76,355	2,922

Transfer to capital deficiency	(19,682)	-	-	-	-	(19,682)	-
Law 11,638/07	-	-	-	-	-	-	-

Balances as of December 31, 2008	-	1,434,484	1,670	26,442	578	1,463,174	113,909

10. Investments (Continued)

b) Breakdown of investments (Continued)

	Parent Company								Consolidated

	Novasoc	Sé	P.A.Publ.	Sendas	Mandala	Globex	Other	Total	Total

Balances as of December
31, 2008	-	1,434,484	1,670	26,442	-	-	578	1,463,174	113,909
Additions	-	-	-	-	-	-	226	226	84,505
Acquisitions	-	-	-	-	1,125,156	573,151	22	1,698,329	-
Exchange Variation	-	-	-	-	-	-	(206)	(206)	-
Write-off	-	-	-	-	-	-	(97)	(97)	-
Merger	-	-	-	-	(1,074,003)	-	-	(1,074,003)	(3,566)
Equity Accounting	3,042	56,752	1,745	3,298	(51,153)	49,844	1,011	58,455	17,579
Dividends receivable	-	-	-	(783)	-	-	-	(783)
Transfer to capital
deficiency	(3,042)	-	-	-	-	-	-	3,042	-
Law 11,638/07	-	-	-	-	-	1,915	-	1,915	-

Balances as of December 31, 2009	-	1,491,236	3,415	28,957	-	624,910	1,534	2,150,052	212,427

(i) Novasoc

A company holding the rights resulting from the Lease Agreement entered into with Paes Mendonça S.A. related to 16 stores currently operated by the Company. Said lease agreement will be effective until 2014. During the term of the agreement, Paes Mendonça’s shareholders won’t be able to sell or in any way transfer their shares to third parties without prior and express consent from Novasoc. In the 2009 fiscal year, the lease payments amounted to R$16,616 (R$10,112 in 2008), including an additional contingent rental amount based on 0.5% to 2.5% of the revenues of the stores in the agreement.

The Company recorded R$11,983 (R$8,941 on 2008), under “Provision for investment losses”, to recognize Novasoc’s liabilities with creditors.

(ii) Sé

A subsidiary holding (i) shares representing 100% of the capital stock of Bellamar, a company that owns all shares issued by FIC; and (ii) shares representing 100% of the capital stock of Barcelona, a company that operates the Company’s cash & carry segment (“atacarejo”) through the Assai brand.

(iii) Sendas Distribuidora

A subsidiary that concentrates the Company’s retailing operations in the State of Rio de Janeiro, according to the Partnership Agreement entered into with Sendas S.A., as mentioned in Note 1. Sendas Distribuidora holds a direct interest in Xantocarpa, corresponding to 99.9% of its capital stock. Xantocarpa concentrates the Company’s cash and carry operations in the State of Rio de Janeiro, through the Assai brand.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(iii) Sendas Distribuidora (Continued)

Currently, the parties are negotiating the exercise of PUT option notified to the Company on January 5, 2007 by Sendas S.A. is under negotiation, expressing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, as provided for in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

(iv) Barcelona

An indirect subsidiary that operates through Sé, operating in the in the cash & carry segment through the Assai brand. On November 1, 2007, the Company acquired shares representing 60% of the total and voting capital of Barcelona, the recipient company of Assai’s spun-off assets, for the amount of R$208,504, originating R$206,068 in goodwill.

At July 8, 2009, the Company, through its indirect subsidiary Nerano Empreendimentos e Participações Ltda., acquired shares representing 40% of the remaining and voting capital stock of Barcelona for the amount of R$175,000, of which the total amount of R$50,000 and was the outstanding balance will be paid by the Company on January 15, 2011, out of which R$25,000 will be paid should former Assai’s shareholders ensure a smooth transition as well as the implementation of Barcelona’s business and expansion plan, in accordance with the provisions in the definitive share purchase and sale agreement. Said amounts will be restated by the variation of CDI as of the date of execution of the definitive agreement for the purchase and sale of Barcelona shares until the date of actual payment of the installment. The goodwill amount verified in the operation was R$172,201, as outlined in Note 12.

In November 2009, the merger of Nerano into Barcelona was resolved, as filed with the Board of Trade of the State of São Paulo – JUCESP. As a result, Sé now holds shares representing 100% of Barcelona’s capital stock.

(v) Globex

According to the resolution of the Company Extraordinary General Meeting held on July 6, 2009, the Company, by means of its subsidiary Mandala, acquired 86,962,965 common shares, representing 70.2421% of total and voting capital stock of Globex at the price of R$9.4813 per share, in the total amount of R$824,521, R$373,436 paid in cash and R$451,085 paid by installments, as per the Share Purchase Agreement entered into on June 7, 2009, subject-matter of the Material Fact published on June 8, 2009.

Alternatively, Globex’s controlling shareholders were granted the stock option for class B preferred shares (“Class B Preferred Shares”), without voting rights, with no par value and not tradeable, to be issued due to CBD’s capital increase, and pay them up using the credit from the installments of the acquisition price, case in which Globex’s controlling shareholders would be granted an additional credit, equivalent to 10% of the amount corresponding to the acquisition price, to be exclusively used for the payment of Class B Preferred Shares.

Pursuant to Article 254-A of Law 6,404/76 and CVM Ruling 361/0 2, Mandala held a public tender offer to acquire Globex shares owned by the minority shareholders for R$7.59 per share, corresponding to 80% of the price paid to controlling shareholders, of which R$3.44 per share paid in cash and R$4.15 per share paid by installments.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(v) Globex (Continued)

Likewise and alternatively to the abovementioned public tender offer, other Globex’s minority shareholders were offered to subscribe their Class B Preferred Shares and pay them up using the credit from the installments of the acquisition price of R$4.15 per share, case in which Globex’s minority shareholders would be granted an additional credit, equivalent to 10% of the amount corresponding to the acquisition price installment, to be exclusively used to pay-up Class B Preferred Shares.

Class B Preferred Shares held by Globex’s former shareholders will be converted into Class A Preferred Shares according to the following schedule:

a. 32% were converted as of the ratification date, at the Company’s Extraordinary General Meeting held at July 6, 2009;

b. 28% were converted at January 7,2010;

c. 20% will be converted at July 7, 2010; and

d. 20% will be converted at January 7, 2011.

The Company has also guaranteed, in an agreement, that upon the conversion of Class B Preferred Shares into Class A Preferred Shares, pursuant to the terms and conditions established above, specifically related to shares being converted into Class A Preferred Shares at that moment, the Company would pay Globex’s shareholders, whether or not controlling shareholders who decided to subscribe Class B Preferred Shares, the amount corresponding to the positive difference between R$40.00 per share, duly restated according to CDI variation, as of the signature of the Share Purchase Agreement mentioned above on June 7, 2009, until the date of each conversion, and the market value of Class A Preferred Shares at that time, calculated according to the weighted average price per volume on the fifteen (15) trading sessions of BOVESPA immediately prior to each conversion date.

The term for minority shareholders adhering to the Share Purchase Agreement expired at August 21, 2009, with the adherence of minority shareholders holding 31,221,666 Globex shares (R$236,816). Consequently, Mandala became the holder of shares representing 95.46% of the total and voting capital of Globex.

Once expired the term for minority shareholders express their adhesion to the tag along agreement, the price to acquire Globex shares totaled R$1,125,072, of which R$486,362 was paid in domestic currency and R$638,710 in Class B Preferred Shares issued by the Company, excluding eventual amounts to be disbursed by the Company in the public tender offer. The Company recorded a goodwill of R$758,866, calculated based on Globex’s net assets as of June 30, 2009, as follows.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(v) Globex (Continued)

	12.31.2009	06.30.2009		12.31.2009	06.30.2009

Total Current assets	1,664,493	1,462,130	Total Current liabilities	1,494,621	1,315,486
Total Non-current assets	772,977	532,637	Total Non-current liabilities	300,492	295,661
			Total Shareholders’ Equity	642,357	383,620

			Total Liabilities +
Total Assets	2,437,470	1,994,767	Shareholders’ Equity	2,437,470	1,994,767

At December 22, 2009, the incorporation of Mandala by Globex was resolved, according to the registration at JUCESP. Consequently, the Company now holds shares representing 95.46% of Globex’s capital stock.

Globex holds 50% of Banco Investcred’s capital stock, whose management was shared between Globex and Unibanco, pursuant to the Partnership Agreement dated October 26, 2001. Consequently, as set forth by CVM Ruling 247/96, the consolidated financial statements were prepared including the proportional consolidation of the investment until September 30, 2009. Banco Investcred started to be consolidated by Banco Itaú as of October 1, 2009, according to Note 3 (r).

At a Notice to the Market of February 9, 2010, the Company/CBD announced the results of the auction for the public tender offer of common shares issued by Globex Utilidades S.A. (“Globex”), due to the sale of Globex’s control, and cumulatively, as a result of the Company/CBD’s higher interest in Globex’ voting capital (the “OPA”). The Company announced that, due to the OPA auction held at February 3, 2010, it has acquired 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock. In view of the shares acquired at the OPA, the Company/CBD now holds 98.32% of Globex’ capital stock.

Taking into account that all shareholders who adhered to the OPA opted for the Mixed Payment Option are entitled to be paid in domestic currency and in Class B preferred shares of the Company/CBD (“Class B Preferred Shares”), the Company/CBD paid the total amount of R$28,428,390.52 and 137,014 Class B Preferred Shares to shareholders who adhered to the OPA at February 10, 2010, OPA’s settlement date.

Class B Preferred Shares shall be converted into Class A Preferred Shares of the Company/CBD (“Class A Preferred Shares”) according to the schedule of item 6.5 of the OPA Call Notice. Pursuant to item 1.6.1.3 of the Call Notice, considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment of the OPA, were converted into Class A Preferred Shares at February 17, 2010.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(v) Globex (Continued)

As per item 1.6.1.4 of the OPA Call Notice and in compliance with item 2.4 of the Notice to Shareholders announced by the Company/CBD at July 6, 2009, a new Notice to the Market was disclosed at February 17, 2010, according to which a positive difference was not verified between the weighted average of price per volume of the Class A Preferred Shares at the 15 trading sessions of BM&FBovespa, immediately prior to the conversion date and the amount corresponding to R$40.00, duly adjusted by CDI rate variation, as provided for in item 2.4 of the Notice to Shareholders mentioned above, difference of which Globex’s former shareholders who adhered to the public tender of common shares would be entitled to.

At December 22, 2009, the partial spin-off of Banco Investcred with the incorporation of the spun-off portion into FIC was resolved. Subsequently, Globex granted the totality of its stake at Banco Investcred to the capital stock of Lake Niassa Empreendimentos e Participações S.A.

(vi) Miravalles – Partnership Agreement between the Company and Banco Itaú

Subsidiary which owns the exploitation rights of the Company’s financial activities, whose shares representing its capital stock are held by the Company and Itaú Unibanco, at the ratio of 50% each. On the other hand, Miravalles owns the totality of shares issued by Financeira Itaú S.A. (“FIC”), a company which operates in the structure and commercialization of financial products exclusively to GPA’s customers.

The agreement initially executed upon “FIC” organization was amended on December 22, 2005, to change the terms related to the achievement of performance targets, firstly established between the Company, Itaú Unibanco and FIC, fines were established for the failure to achieve said targets.

At August 28, 2009, the Company and Itaú Unibanco completed negotiation regarding FIC under the following conditions: (a) Itaú Unibanco’s exclusiveness is no longer required; and (b) extension of the exclusiveness term granted by the Company to FIC, for an additional 5-year period, maturing on August 28, 2029.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(vi) Miravalles – Partnership Agreement between the Company and Banco Itaú (Continued)

The partnership includes all brands and formats of stores operated or owned by CBD, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet). The inclusion of stores to be acquired or new businesses to be developed by the Company or its subsidiaries within the scope of the partnership will be subject to negotiation between the parties.

Itaú Unibanco is in charge of FIC’s operating management, by incorporating the structure and commercialization of financial products to Globex’s customers, previously performed by Banco Investcred, due to the spin-off of Banco Investcred and the incorporation of the spun-off portion into FIC, as mentioned above.

At December 30, 2009, Sé transferred its interest in Miravalles’ capital stock to Bellamar Empreendimentos e Participações. On December 31, 2009 the reverse merger of Miravalles into FIC was resolved. Consequently, Bellamar now holds shares representing 35.75% of FIC’s capital stock. Additionally, Lake Niassa, Globex’ subsidiary, now holds 14.25% of FIC.

11. Property and Equipment

			Parent Company

	Annual depreciation rates%		2009			2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	817,083	-	817,083	808,450
Buildings	3.33	3.33	2,326,273	(575,561)	1,750,712	1,801,932
Improvements		6.67	1,555,697	(733,661)	822,036	875,670
Equipment	10.0 to 33.0	12.73	981,678	(673,233)	308,445	315,416
Installations	20.0 to 25.0	20.0	208,153	(156,708)	51,445	84,436
Furniture and fixtures	10.0	10.0	375,808	(240,694)	135,114	145,293
Vehicles	20.0	20.0	26,114	(9,409)	16,705	12,894
Construction in
progress	-	-	274,279	-	274,279	61,343
Other	10.0	10.0	112,643	(20,285)	92,358	69,246

			6,677,728	(2,409,551)	4,268,177	4,174,680

Leasing

Hardware	10.0	10.0	5,528	(757)	4,771	47,693
Buildings	5.0 to 20.0	5.0 to 20.0	34,447	(10,105)	24,342	25,574

Total			39,975	(10,862)	29,113	73,267

Total			6,717,703	(2,420,413)	4,297,290	4,247,947

Average annual depreciation rate - %					5.33	5.33

11. Property and Equipment (Continued)

			Consolidated

	Annual depreciation rates%		2009			2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Lands	-	-	873,862	-	873,862	850,126
Buildings	3.33	3.33	2,469,811	(630,964)	1,838,847	1,874,136
Improvements		6.7	2,373,938	(1,200,397)	1,173,541	1,203,309
Equipment	10.0 to 33.0	12.7	1,383,466	(926,883)	456,583	435,203
Installations	20.0 to 25.0	20.0	343,716	(238,409)	105,307	111,870
Furniture and fixtures	10.0	10.0	572,495	(352,717)	219,778	209,522
Vehicles	20.0	20.0	33,356	(11,757)	21,599	14,366
Construction in
progress	-	-	360,738	-	360,738	67,818
Other	10.0	10.0	137,099	(27,977)	109,122	2,271

			8,548,481	(3,389,104)	5,159,377	4,768,621

Leasing

Machinery and
equipment	10.0 to 33.0	10.0	41,164	(5,892)	35,272	13,325
Hardware	10.0	10.0	8,980	(1,618)	7,362	34,610
Installations	20.0 to 25.0	10.0	1,448	(216)	1,232	5,210
Furniture and fixtures	10.0	10.0	17,028	(2,425)	14,603	3,883
Vehicles	20.0	20.0	1,375	(718)	657	1,776
Buildings	5.0 to 20.0	5.0 to 20.0	43,402	(12,964)	30,438	32,056

Total			113,397	(23,833)	89,564	90,860

Total			8,661,878	(3,412,937)	5,248,941	4,859,481

Average annual depreciation rate - %					5.72	5.76

a) Additions to property and equipment

	Parent Company		Consolidated

	Year ended in		Year ended in

	2009	2008	2009	2008

Additions	482,291	374,076	656,302	471,361
Financial leasing	5,658	4,699	40,887	14,057
Capitalized interest	9,727	29,273	12,229	31,723

Total at December 31	497,676	408,048	709,418	517,141

“Additions” comprise the amounts incurred with the acquisition of operating assets, land and buildings to expand activities, construction of new stores, modernization of existing warehouses and improvements of stores and investment in equipment and information technology.

According to CPC 01, the items of property and equipment showing signs that its costs registered are higher than its recovery values are reviewed in detail and periodically to determine the need of provision to reduce the book balance to its realization value. The Management neither identifies any changes in the circumstances or signs of technological obsolescence nor any evidence that its tangible assets used in its operations are not recoverable, concluding that no provision for assets losses is required.

12. Intangible Assets

	Parent
	Company	Consolidated

	Balance in	Balance in	Globex					Balance in
	2009	2008	acquisitions	Additions	Transfer	Write-off	Amortization	2009

Software (20% p.a.)	136,905	81,953	34,222	45,341	55,962	(1,181)	(40,892)	175,405
Goodwill	808,196	577,757	-	937,388	(316,550)	-	-	1,198,595

Total	945,101	659,710	34,222	982,729	(260,588)	(1,181)	(40,892)	1,374,000

For consolidation purposes, upon the merger of subsidiaries, the amounts originally recorded under investments, including goodwill based on expected future profitability, were recorded in the intangible assets. Goodwill balances verified in the acquisitions of equity interests are supported by technical reports on the expected future profitability of the companies and were amortized until December 31, 2008 according to the terms and extensions estimated in said reports, limited to 10 years.

Goodwill balances are no longer amortized on an accounting basis since January 1, 2009, only subject to the impairment test pursuant to CPC 01. According to the Company’s assessments on December 31, 2009 and considering future results projections, the Management concluded that no provision for assets losses is required.

The increase of R$937,388 in the goodwill balance refers to the acquisition of Globex, in the amount of R$758,866 (Note 10.b.v), the acquisition of remaining shares from Barcelona’s capital stock, in the amount of R$172,201 (Note 10.b.iv) and R$6,340 from other additions.

R$316,550 due to reverse mergers pursuant to CVM Ruling 319 were transferred to deferred income tax asset, of which R$58,542 refer to the tax benefit of Nerano’s goodwill, incorporated by Barcelona and R$258,014 refer to Globex’s goodwill, incorporated by Mandala.

In the merger of subsidiaries and for consolidation purposes, the amounts originally recorded under investments, such as, goodwill, mainly, expectation of future profitability were transferred to the intangible assets and were amortized until December 31, 2008 within the terms and extensions of profitability projections which determine them, limited by a 10-year term.

The Company valued the recovery of goodwill book value based on its usage value, using the cash generating units discounted cash flow method, which represent the set of tangible and intangible assets employed in the operation. The process to estimate the usage value involves the utilization of assumptions, judgments and estimates on future cash flows, growth and discount rates. The future cash flow assumptions and growth projections are based on the Company’s annual budget and long-term business plan, approved by the Board of Directors, as well as comparable market data and they represent the best Management’s estimate on the economic conditions to prevail during the economic useful life of cash flow generating assets.

The key assumptions used when estimating the usage value to which the assets recovery value is more sensitive are as follows:

Revenues– Revenues were projected based on the Company’s annual budget for the following year and business plan comprising the period between 2009 and 2013;
Operating costs and expenses – Costs and expenses were projected based on the Company’s historical performance and its growth was projected in line with sales growth, taking into account its relationship;
Capital Investments – these were estimated taking into account the infrastructure necessary to support sales growth.

12. Intangible Assets (Continued)

The key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information based on the financial market projections, documented and approved by the Company’s Management bodies.

Consistently with the economic valuation techniques, the usage value valuation is made for a 5-year period. Revenue growth rates used are compatible with long-term macroeconomic expectations, which are yearly reviewed based on the historical performance and prospects for the sector where the Company operates.

Future cash flows estimated were discounted at a single discount rate of 9.7% this year.

The Company’s intangible assets impairment test did not require the recognition of losses since the estimated usage value exceeds its net book value on the valuation date.

13. Loans and financing

i) Breakdown of debt

		Parent Company		Consolidated

	Note	2009	2008	2009	2008

Debentures	13d	22,843	35,681	22,843	35,681
Swap agreements	13a	654	2,024	654	2,024
Funding cost		(4,111)	(844)	(4,111)	(844)

		19,386	36,861	19,386	36,861

Domestic currency
BNDES	13b	38,101	93,057	38,101	93,057
Working capital	13a	-	-	27,593	-
Financial leasing	23b	20,273	21,555	37,612	31,308
Funding cost		(304)	(3,400)	(422)	(3,870)

		58,070	111,212	102,884	120,495

Foreign currency
BNDES	13e	654	10,562	33,897	10,562
Working capital	13a	1,970	184,526	175,244	182,355
Swap agreement	13a	(7,218)	(21,069)	129,635	(12,267)
Funding cost		(182)	(183)	(497)	(565)

		(4,776)	173,836	338,279	180,085

Total current		72,680	321,909	460,549	337,441

13. Loans and financing (Continued)

i) Breakdown of debt (Continued)

		Parent Company		Consolidated

	Note	2009	2008	2009	2008

Debentures
Swap agreements	13d	1,492,893	779,650	1,492,893	779,650
Funding cost		(11,537)	(1,782)	(11,537)	(1,782)

		1,481,356	777,868	1,481,356	777,868

Domestic currency
BNDES	13b	72,208	109,750	101,517	109,750
Working capital	13a	345,310	381,089	409,063	430,189
PAFIDC quotas	8	-	-	1,077,727	930,849
Financial leasing	23b	50,356	53,430	82,173	71,647
Swap agreements	13a	984	-	1,100	-
Funding cost		(106)	(410)	(106)	(513)

		468,752	543,859	1,671,474	1,541,922

Foreign currency
BNDES	13b	-	877	-	877
Working capital	13a	361,346	461,840	488,505	837,804
Swap agreement	13a	19,047	(107,618)	23,449	(79,561)
Funding cost		(76)	(256)	(307)	(807)

		380,317	354,843	511,647	758,313

Total non-current		2,330,425	1,676,570	3,664,477	3,078,103

ii) Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	1,130,257	1,269,649
from 25 to 36 months	517,912	1,696,184
from 37 to 48 months	462,948	470,797
from 49 to 60 months	200,601	200,904
over 60 months	30,426	38,893

Subtotal	2,342,144	3,676,427

Funding cost	(11,719)	(11,950)

Total	2,330,425	3,664,477

13. Loans and financing (Continued)

a) Working capital financing

The funds for working capital financing purposes are obtained from local financial institutions and are used to finance customer credit (remaining balance not granted to PAFIDC) or GPA growth. This funding is obtained without guarantees, except for Sendas Distribuidora, whose operations are endorsed by the Company.

		Parent Company			Consolidated

		Rate*	2009	2008	Rate*	2009	2008

Debt
Domestic currency
Unibanco	CDI		-	-	100%	4	-
Banco do Brasil	CDI	11%	345,310	381,089	11%	404,332	430,189
Itaú	CDI		-	-	1.5%	1,702	-
Bradesco	CDI		-	-	1.5%	-	-
IBM			-	-	0.8%	25,517	-
Alfa	CDI		-	-	1.5%	5,101	-

			345,310	381,089		436,656	430,189

Foreign currency
ABN AMRO	YEN	1.69%	118,271	156,269	5.51%	381,524	480,736
Santander	USD	5.94%	245,045	490,097	6.26%	282,225	539,423

			363,316	646,366		663,749	1,020,159

Swap agreements
ABN AMRO	CDI	101.8%	(8,131)	(44,835)	103.2%	102,902	(23,689)
Santander	CDI	101.6%	19,047	(92,775)	103.2%	49,269	(92,775)
Votorantim	CDI	100.0%	195	1,861	100.0%	197	17,574
Pactual		100.0%	718	7,062	100.0%	718	7,062
BRASIL	CDI	105.7%	984	-	105.7%	1,098	-

			12,813	(128,687)		154,184	(91,828)

Overall total			721,439	898,768		1,254,589	1,358,520

* Weighted average rate

The Company uses swap operations to translate U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais liabilities pegged to CDI (floating) variation.

CDI annual benchmark rate at December 31, 2009 stood at 8.55% (12.38% in 2008).

b) BNDES

The line of credit obtained from the National Bank for Economic and Social Development (BNDES) is indexed based on TJLP rate (long-term interest rate), accrued of annual interest rates. In the event the TJLP exceeds 6% p.a., the surplus will be added to the principal outstanding balance. The Company also has agreements indexed based on a basket of foreign currencies, in addition to the respective charges, plus the outstanding balance and annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

In the year ended December 31, 2009, the Company had three agreements entered into with BNDES on November 14, 2003, May 22, 2007, and July 3, 2009, the first of which is indexed based on a basket of currencies and the other two by TJLP rate. In the year ended December 31, 2009, the amount of R$583 was added to the principal amount (R$611 in 2008).

13. Loans and financing (Continued)

b) BNDES (Continued)

In addition to BNDES Resolutions 665/87 (Provisions Applicable to BNDES Agreements) and 660/87 (Follow-up Rules and Instructions), the Company must observe certain debt covenants indexes calculated based on its consolidated information, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Management effectively controls and monitors debt covenants. At December 31, 2009, the ratio (i) mentioned above was 0.37% . The Company does not anticipate an early settlement of said agreement. The Company’s parent company is the guarantor in operations with BNDES as a joint and several liable party for settlement of said agreements.

The funding obtained by subsidiary Globex with financial institutions (BNDES, Banco IBM and Unibanco) includes event of early maturity related to the change in the share control. Said financial institutions have already officially declared that they will not exercise this right referring to the declaration of early maturity.

				Parent Company		Consolidated
Annual financial charges	Grace period	No. of Monthly installments	Maturity	2009	2008	2009	2008

Currency basket +
4.125%	14	60	Jan/2010	654	11,439	654	11,439
TJLP + 4.125%	12	60	Nov/2009	-	51,730	-	51,730
TLJP+ 1.0%	12	60	Nov/2009	-	3,124	-	3,124
TLJP+ 3.2%	6	60	Nov/2009	96,385	129,277	96,385	129,277
TLJP+ 2.7%	6	60	Nov/2009	13,924	18,676	13,924	18,676
TLJP+ 4.5%	4	24	Feb/2010	-	-	7,336	-
TLJP+ 4.5%	5	24	Jan/2011	-	-	4,018	-
TLJP+ 2.3%	5	48	May/2012	-	-	2,538	-
TLJP+ 2.3%	11	48	Jun/2013	-	-	13,035	-
TLJP+ 2.8%	7	48	Nov/2011	-	-	25,910	-
TLJP+ 2.8%	6	48	May/2012	-	-	9,715	-

				110,963	214,246	173,515	214,246

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, quotas issued by PAFIDC owned by the Company were reclassified into the item “Loans and financing” (Note 8).

13. Loans and financing (Continued)

d) Debentures

(i) Breakdown of outstanding debentures

	Type	Outstanding securities	Annual financial charges	Unit price	2009	2008

6th issue
1st series	No preference	54,000	CDI + 0.5%	10,293	555,821	564,713
2nd series	No preference	23,965	CDI + 0.5%	10,293	246,672	250,618
7th issue
1st series	No preference	200	119% of CDI	1,056,320	211,264	-
8th issue
1st series	No preference	500	109.5% of CDI	1,003,959	501,979	-
6th issue
1st and 2nd series	Interest swap		104.96% of CDI		655	2,024

Funding Cost					(15,649)	(2,626)

Parent Company/Consolidated – short and long-term					1,500,742	814,729

Non-current liabilities					1,481,356	777,868

Current liabilities					19,386	36,861

(ii) Debenture operation

	Number of debentures	Value
At December 31, 2007	77,965	806,789
Interest and swap		(90,118)
Interest net of payment and swap		98,058
At December 31, 2008	77,965	814,729
Paid interest and swap		(92,988)
Interest net of payment and swap		79,001
7th issue of debentures	200,000	200,000
8th issue of debentures	500,000	500,000

At December 31, 2009	777,965	1,500,742

(iii) Additional information

6th issue – On March 27, 2007, the members of the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$779,650,000.00. The debentures issued within the scope of the 6th issue have the following characteristics:

Series: the issue took place in two series; in the first series 54,000 debentures were issued, and 23,965 debentures in the second series.

Class and Convertibility: book-entry and are not converted into shares issued by the Company.

Type: unsecured

Issue Date: March 1, 2007

Term and Maturity: seventy-two (72) months, thus maturing on March 1, 2013;

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, based on a year of 252 days, due half-yearly, as of the issue date, always on March and September 1 every year;

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: not guaranteed

Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement premium corresponding to, at most, one point five tenths per cent (1.5%), calculated on a “pro rata temporis” basis, downward count. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

Financial Ratios: calculated based on the Company’s financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 26), lower or equal to 3.25. On December 31, 2009 the Company complied with debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: the funds raised through the first series of the 6th issue of debentures will be used by the Company to strengthen working capital and the remainder to pay current debt.

7th issue – at June 8, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: June 15, 2009

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Term and Maturity: seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date

Early Redemption: not applicable

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 26), lower or equal to 3.25. On December 31, 2009 the Company complied with the debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Tranches: single tranche

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: December 15, 2009

Term and Maturity: sixty (60) days as of the issue date, thus maturing on December 15, 2014.

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Remuneration: 109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 26), lower or equal to 3.25. On December 31, 2009 the Company complied with debt covenants (financial indexes) established in said deed of debentures.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen the working capital.

14. Financial instruments

GPA uses financial instruments operations with a view to increase its capacity of investments in order to sustain its growth strategy. Derivatives operations are exclusively used to reduce the exposure to risks resulting from the foreign currency fluctuation and interest rates, aiming at maintaining the balanced capital structure.

Parent company’s financial instruments and consolidated are reported pursuant to CVM Deliberations 478/08 and 566/08, which approved the Technical Pronouncement CPC 14.

Main financial instruments and their amounts recorded in the financial statements by category are summarized as follows:

14. Financial instruments (Continued)

	Parent Company

	Book Value		Fair Value

	2009	2008	2009	2008

Cash and cash equivalents	1,928,437	1,253,727	1,928,437	1,253,727
Accounts receivable and PAFIDC	950,467	946,154	950,467	946,154
Related parties	466,328	509,818	466,328	509,818
Suppliers	(2,327,444)	(1,834,286)	(2,327,444)	(1,834,286)
Loans and Financing (*)	(902,363)	(1,183,750)	(903,669)	(1,180,804)
Debentures	(1,500,742)	(814,729)	(1,481,880)	(775,764)

Net exposure	(1,385,317)	(1,123,066)	(1,367,761)	(1,081,155)

	Consolidated

	Book Value		Fair Value

	2009	2008	2009	2008

Cash and cash equivalents	2,344,200	1,625,612	2,344,200	1,625,612
Accounts receivable and PAFIDC	2,784,475	2,251,546	2,784,475	2,251,546
Related parties	234,368	264,039	234,368	264,039
Suppliers	(4,004,397)	(2,409,501)	(4,004,397)	(2,409,501)
Loans and Financing (*)	(2,624,284)	(2,600,815)	(2,625,554)	(2,597,546)
Debentures	(1,500,742)	(814,729)	(1,481,880)	(775,764)

Net exposure	(2,766,380)	(1,683,848)	(2,748,788)	(1,641,614)

Loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i) Credit risk

  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution ratings, which are frequently restated (Note 4).

  Receivables: The credit risk related to accounts receivable is mitigated by the fact that most of sales of the Company and its subsidiaries are carried out via credit cards. In 2009, direct sales to individuals through post-dated checks accounted for nearly 0.29% of total sales in the period (0.52% in 2008). Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries obtain loans and financing from major financial institutions in order to meet its cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to material interest rate fluctuation risks, mainly due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may result in the increase of liabilities balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange rate risk, turning the cost of debt into local currency and interest rates.

  Derivative financial instruments

The swap agreements mentioned above are classified as fair value hedges; at December 31, 2009. These agreements amount to a reference value of R$1,000,753 (R$743,805 in 2008). Usually, these operations are contracted on a matched basis, in terms of value, term and rates, and preferably with the same financial institution, observing the limits established by the Management.

Other swap operations carried out by the Company and its subsidiaries are substantially related to debentures and BNDES loans, aiming at changing fixed and variable interest rates into variable interest rates (CDI). These instruments are classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as margins, “regret” clauses, double index, flexible options or any other types of options different from traditional swaps for the hedge of debts, including for speculative purposes.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of these hedge operations upon their contracting and on a continued basis (at least, quarterly). Hedge operations contracted in the year ended December 31, 2009 showed effectiveness in relation to the debts, purpose of this hedge. For derivative operations qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii) Exchange rate risk (Continued)

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		2009	2008	2009	2008

Purpose of hedge (debt)		(964,939)	(743,805)	(1,009,059)	(1,020,159)
Long Position
USD + Pre	5.92% p.a. (5.93% p.a. at 12.31.2008)	502,522	635,574	494,875	863,327
YEN + Pre	1.69% p.a. (1.69% p.a. at 12.31.2008)	108,231	108,231	118,271	156,270
		390,000		391,722

Pre-fixed rate		1,000,753	743,805	1,004,868	1,019,597

Short Position

% CDI	102.35% p.a.	(1,000,753)	(743,805)	(1,208,705)	(918,848)

		Consolidated

Measured at fair value through income		Reference Value (notional)		Fair value

		2009	2008	2009	2008

Asset Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	815,445	776,366
USD + Pre	100% of CDI - 4.61% p.a.	2,706	12,263	529	9,892

		782,356	791,913	815,974	786,258

Liability Position

% CDI		(782,356)	(791,913)	(817,360)	(797,203)
		-	-	(1,386)	(10,945)

Gains and losses, realized and unrealized, on these agreements, for the period ended December 31, 2009, are recorded in the net financial income and the balance receivable or payable in the fair value of R$154,839 (R$(89,804) in 2008) is recorded in item “loans and financing”.

The effects of fair value hedge to the net income for the year ended December 31, 20009 were R$15,999 (R$(38,737) in 2008).

Other instruments marked at fair value showed effects in the income for 2009 of R$552 (R$25,941 in 2008).

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, based on the projected CDI curves of BM&F Bovespa and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the date the financial information is drawn up and on rates projected by the market calculated based on the currency coupon curves. In order to determine the coupon of foreign currency indexed-positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a Sensitivity Analysis Chart, so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned:

14. Financial instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments (Continued)

(i) Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(561,693)	(702,116)	(842,539)
Swap (long position in USD)	USD increase	563,601	704,501	845,401

	net effect	1,908	2,385	2,862

Debt - YEN	YEN increase	(135,997)	(169,996)	(203,995)
Swap (long position in YEN)	YEN increase	135,997	169,996	203,995

	net effect	-	-	-

Debt at pre-fixed rate	Rate increase	(435,378)	(446,769)	(458,177)
Swap (long position in pre-
fixed rate)	Rate increase	435,378	446,769	458,177
	net effect	-	-	-

Swap (short position in CDI)	CDI increase	(1,388,259)	(1,396,059)	(1,406,443)

Net effect			(7,323)	(17,230)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II and III in relation to scenario I, which the Company considers as the most probable scenario.

(ii) Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in USD)	USD decrease	537	411	279
Swap (short position in CDI)	CDI increase	(1,447)	(1,448)	(1,449)

	net effect	(910)	(1,037)	(1,170)

Swap (long position in CDI)	CDI increase	984,309	1,026,226	1,067,636
Swap (short position in CDI)	CDI increase	(984,041)	(1,028,049)	(1,071,549)

	net effect	268	(1,823)	(3,913)

Total net effect		(642)	(2,860)	(5,083)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

The subsidiary Globex has, on December 31, 2009, the amount of R$16,618 (US$9,548 thousand) related to Balance at Banks and R$1,456 (US$837 thousand) related to U.S. dollar-denominated foreign investment. As a result, the Company’s Management does not deem as relevant the forex exposure risk.

14. Financial instruments (Continued)

c) Consolidated position of the derivative financial instruments

The consolidated position of outstanding derivative operations at December 31, 2009 and 2008 is shown below:

Oustanding
					Amount payable or receivable		Fair value

Description	Counterparties	Notional	Contracting Date	Maturity	2009	2008	2009	2008

Exchange swaps
registered at CETIP	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	8,734	51,915	8,131	44,292
(JPY x CDI)

	SANTANDER	US$ 40,000	11/21/2007	4/29/2011	(11,031)	18,380	(6,614)	18,084
		US$ 40,000	11/21/2007	5/31/2011	(11,028)	18,383	(6,351)	18,045
		US$ 40,000	11/21/2007	6/30/2011	(11,011)	18,397	(6,081)	18,037

Exchange swaps	VOTORANTIM	US$ 20,000	7/5/2005	6/10/2010	(30,927)	(14,681)	(30,223)	(14,927)
registered at CETIP		US$ 5,304	9/23/2004	1/15/2010	(195)	(1,888)	(195)	(1,861)
(USD x CDI)
	ABN AMRO	US$ 25,000	5/10/2005	4/13/2010	(54,667)	(28,469)	(53,954)	(28,899)
		US$ 25,000	6/10/2005	5/13/2010	(52,438)	(26,552)	(51,521)	(26,944)
		US$ 40,000	3/14/2008	3/2/2012	(6,890)	22,186	(2,777)	17,885
		US$ 15,000	3/14/2008	12/20/2011	(2,595)	8,313	(1,134)	6,849
		US$ 10,000	3/14/2008	12/20/2010	(1,742)	5,527	(1,156)	5,084
		US$ 10,000	3/14/2008	12/20/2011	(1,597)	5,618	(492)	4,879

	PACTUAL	US$ 14,474	12/11/2003	1/15/2010	(522)	(5,287)	(521)	(5,123)
		US$ 5,018	7/16/2004	1/15/2010	(198)	(1,980)	(198)	(1,939)

	BANCO DO BRASIL	R$ 150,000	12/28/2009	1/3/2011	29	-	(399)	-
Interest rates swap		R$ 160,000	12/28/2009	1/4/2011	33	-	(495)	-
registered at CETIP		R$ 35,000	12/28/2009	3/11/2011	9	-	(90)	-
(Pre-fixed rate x CDI)		R$ 45,000	12/28/2009	3/11/2011	11	-	(116)	-

	UNIBANCO	R$ 779,650	6/25/2007	3/1/2013	234	(353)	(654)	(2,023)

The net position of the aforementioned agreements is recorded in loans and financing according to Note 13 (b).

15. Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated

	2009	2008	2009	2008

Current
PIS and COFINS payable and other	109,775	24,349	172,131	31,142
Provision for income and social contribution
taxes	44,314	-	82,936	13,860

	154,089	24,349	255,067	45,002

Taxes paid by installments
INSS (i)	41,477	39,047	45,319	39,047
CPMF (i)	7,765	9,834	9,682	11,835
Other (ii)	3,398	14,164	3,604	14,350

	52,640	63,045	58,605	65,232

Total Current	206,729	87,394	313,672	110,234

Non-current
Taxes paid by installments
Tax installment payment Law 11,941/09 (iii)	996,738	-	1,043,046	-
INSS (i)	103,693	136,664	115,069	136,664
CPMF (i)	20,800	34,417	25,480	41,421
Other (ii)	20,801	21,504	21,984	22,742

Total Non-Current	1,140,644	192,585	1,205,579	200,827

Total	1,347,373	279,979	1,519,251	311,061

Tax payments by installments includes the following amounts:

(i) INSS, CPMF – The Company adhered to the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003, discontinuing few proceedings. The taxes included in this program is subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii) Other – The Company adhered to the State and Municipal Tax Payment Installments Program (PPI). Taxes included in this program are adjusted by SELIC, and may be payable within 120 months.

(iii) Tax Installments, Law 11,941/09 – The Law 11,941 was enacted at May 27, 2009, which among others, amends the federal tax laws related to the tax debt payment by installments, granting remission over fine and interest rates in specific cases.

The Company was party in several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with benefits of reducing fine and interest rates and a financing plan of up to 180 months. This law also allows that remaining tax losses and judicial deposits related to the lawsuits, to be included in the installment program and deducted from the outstanding balance to be paid by installments.

During the year ended December 31, 2009, the Management evaluated with its legal advisors all the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program.

15. Taxes and social contribution payable (Continued)

	Installment balance at 12.31.2009
	Parent Company	Consolidated

Federal taxes	937,793	987,040
Social security	81,715	83,144

Lawsuits with probable risks	1,019,508	1,070,184

Federal taxes	203,942	254,170
Social security	137,965	137,965

Lawsuits with possible risks	341,907	392,135

Offsets due to judicial deposits and tax losses	(384,499)	(440,027)
Adjustments of the period	19,822	20,754

Installment balance	996,738	1,043,046

Federal Taxes

Due to Supreme Federal Court (STF)’s recent decision on the constitutionality of COFINS increase (Law 9,718/99) in a similar lawsuit to that discussed by the Company and the possibility of formalizing this case law against the taxpayers’ interests that uphold said discussion, the Company and its subsidiaries opted for including the amounts of the aforementioned discussion to the installment payment enacted by Law 11,941/09. In addition, after evaluation with legal advisors and in line with the rules of this new installment payment, they included the amounts discussed in other theses upheld concerning the credit over financial expenses and the taxation over other revenues by the non-cumulativeness system. The consolidated amount included in the installment plan, net of fine and interest remission is R$987,040.

Social Security

The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit, as well as over the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The consolidated amount, net of fine and interest remission is R$83,144.

Other lawsuits with possible risks included in the installment payment

• Tax claims – The Company received deficiency notices referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not purpose of taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset. Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities.
The consolidated amount involved in these lawsuits is R$254,170.

• Social security – The Company had deficiency notices related to social security debts offset deriving from legal process credits. The consolidated amount involved is R$137,965.

15. Taxes and social contribution payable (Continued)

The results deriving from additions of provisions, net of gains from fine and interest remission, accounted for a net expense of R$270,378 in the parent company and R$342,634 in the Consolidated (see Note 21).

16. Provision for litigations

Provision for litigations is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2008	1,030,560	29,482	-	109,713	1,169,755
Installment payment Law 11,941/09	(915,970)	(16,980)	-	(38,175)	(971,125)
Additions	6,638	2,190	21,691	13,914	44,433
Reversal/Payment	(132,122)	(26,436)	(27,745)	(5,043)	(191,346)
Transfer	-	49,512	-	(49,512)	-
Monetary restatement	45,736	917	6,236	6,036	58,925
Judicial Deposits	-	(2)	(182)	(3,961)	(4,145)

Balance at December 31, 2009	34,842	38,683	-	32,972	106,497

	Consolidated

	COFINS and			Civil and
	PIS	Other	Labor	other	Total

Balance at December 31, 2008	1,096,405	31,670	-	116,050	1,244,125
Globex acquisition	100,337	34,777	18,301	66,749	220,163
Installment payment Law 11,941/09	(965,300)	(19,364)	-	(38,190)	(1,022,854)
Additions	13,253	2,335	36,089	29,649	81,326
Reversal/Payment	(135,994)	(33,238)	(43,031)	(15,924)	(228,187)
Transfer	-	49,857	7,159	(57,016)	-
Monetary restatement	52,690	2,413	8,502	13,245	76,850
Judicial Deposits	-	(2)	(149)	(4,107)	(4,258)

Balance at December 31, 2009	161,391	68,447	26,871	110,456	367,165

a) Taxes

Tax-related claims are indexed to the Central Bank Overnight Rate (“SELIC”), whose rate was 9.50% at December 31, 2009 (11.89% in 2008), and are subject, when applicable, to fines.

COFINS and PIS

The Company obtained a final and unappealable decision on the lawsuit arguing the constitutionality of increasing COFINS and PIS calculation basis (Law 9,718/99). Due to this fact and other decisions rendered by the Federal Supreme Court – STF concerning this issue, the Company reversed the provision for litigations in the amount of R$107,532. The Company had no judicial deposits related to this lawsuit.

16. Provision for litigations (Continued)

a) Taxes (Continued)

As the non-cumulativeness system for the purposes of calculating PIS started (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries started to argue the appropriation of credits, as well as the possibility of excluding the amount from ICMS in its calculation bases with the judiciary branch. Finally, the Company filed a lawsuit discussing the exclusion of default charges from the calculation of debt related to COFINS rate.

The claims amounts of PIS and COFINS at December 31, 2009 is R$161,391.

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked. These are: tax deficiency notice concerning the difference of inflation indexes used when determining income tax, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ), 1% increase in ICMS rate enacted by the Rio de Janeiro State government– “Fundo Estadual de Combate à Pobreza” (State Government Fund Against Poverty), as well as other ISS (services tax)-related claims. The amount recorded at December 31, 2009 for such issues is R$34,984.

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued on December 31, 2009 is R$33,463 and the Company made a R$9,564 judicial deposit.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2009, the Company recorded a provision of R$82,627 (R$53,585 in 2008) referring to lawsuits whose risk of loss was considered probable and R$39,788, referring to lawsuits whose risk of loss is deemed as possible. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.70% accumulated in the year ended December 31, 2009) plus 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$26,871.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

16. Provision for litigations (Continued)

c) Civil and other (Continued)

Among these lawsuits, we point out the following:

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At December 31, 2009 the accrual amount for these lawsuits is R$23,375, for which there are no judicial deposits.

• The balance of Globex’s civil actions at December 31, 2009 was mainly composed of: (i) consumer lawsuits in the amounts R$21,022, (ii) provisions referring to the risk revaluation of action for damages of R$7,402, deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$23,698 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; and (iv) recording of a provision of R$7,401 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers.

Total civil actions and Other at December 31, 2009 is R$110,456, net of judicial deposits.

d) Contingent liabilities

The Company has other contingencies which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2009, as follows:

• INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$112,878 (R$108,473 in 2008). The proceedings are under administrative and court discussion. Out of this amount R$99,268 are guaranteed by real properties or bank guarantee.

• IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$244,668 (R$146,643 in 2008).

• COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$632,954 (R$498,402 in 2008).

16. Provision for court demands (Continued)

d) Contingent liabilities (Continued)

• ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be disreputable, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,328,274 (R$1,193,266 in 2008), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$68,199 (R$34,628 in 2008) and await administrative and court decisions. The increased amount is due to new administrative and legal proceedings.

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$79,510 (R$69,097 in 2008).

• At subsidiary Globex, possible labor, civil and tax proceedings amounted to R$127,335 on December 31, 2009.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits), in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the claims recorded in liabilities.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	638,714	1,032	505,978	1,145,724
Labor	6,435	3,374	76,898	86,707
Civil and other	11,451	1,445	33,335	46,231

Total	656,600	5,851	616,211	1,278,662

The subsidiary Globex has banking letters of guarantee amounting to nearly R$88,012 on December 31, 2009.

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated

	2009	2008	2009	2008

Earnings before income tax	706,979	349,071	644,232	392,951

Profit sharing	(26,598)	(16,516)	(32,505)	(22,173)

Earnings before income tax	680,381	332,555	611,727	370,778

Income tax at nominal rate	(170,095)	(83,138)	(183,518)	(112,078)
Refis net result	81,206	-	113,636	-
Equity accounting and provision for	-	-		-
capital deficiency of subsidiary	14,614	19,089	5,274	993
Utilization of Globex extemporaneous credit			71,760
Other permanent differences (undeductible) and social
contribution tax, net	(14,526)	(8,079)	(13,531)	79

Effective income tax	(88,801)	(72,128)	(6,379)	(111,006)

Income tax for the year
Current	(44,319)	179	(59,802)	(36,345)
On amortized goodwill (b(ii))	(103,099)	(103,097)	(108,706)	(107,959)
Deferred	58,617	30,790	162,130	33,298

Deferred income and social contribution taxes expenses	(88,801)	(72,128)	(6,378)	(111,006)

Effective rate	11.3%	21.7%	0.9%	29.9%

(i) The effects on effective rate refer to gains from reducing fine and interest related to the installment payment which are not taxable (Note 15)

17. Income and Social Contribution Taxes (Continued)

a) Breakdown of deferred income and social contribution taxes (Continued)

(i) At December 31, 2009, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$346,122 (R$573,559 in 2008) in the Parent Company and R$1,469,307 (R$1,130,074 in 2008) in Consolidated.

	Parent Company		Consolidated

	2009	2008	2009	2008

Deferred income tax asset
Tax losses (i)	56,685	13,594	576,101	364,402
Provision for litigations	36,125	60,031	118,850	83,612
Provision for hedge levied on a cash basis	(15,490)	12,853	18,101	67,791
Allowance for doubtful accounts	2,136	1,939	9,114	3,762
Goodwill	39,445	31,234	50,701	74,095
Tax benefit from the merger of Mandala			258,014
Deferred income tax under the effects of Law
11,638/07	14,363	20,333	10,882	22,368
Provision for deferred income tax on unamortized
goodwill	(21,903)	-	(36,323)	-
Income tax on goodwill Vieri - Casino (ii)	208,001	414,196	208,001	414,196
Income tax on goodwill Sevilha – Assai (ii)	-	-	58,709	64,317
Income tax on goodwill Nerano			58,542
Provision for goodwill reduction	-	-	117,516	117,516
Net deferred gains per dilution of interest	-	-	-	-
Other	26,760	19,379	125,294	24,211

Deferred income and social contribution tax assets	346,122	573,559	1,575,502	1,236,270

Provision for deferred income tax realization		-	(106,196)	(106,196)

Total deferred income tax assets	346,122	573,559	1,469,306	1,130,074

Current Assets	56,685	46,421	227,716	94,358
Long-term assets	289,437	527,138	1,241,590	1,035,716

Deferred income and social contribution tax assets	346,122	573,559	1,469,306	1,130,074

(i) Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table. As allowed by Law 11,941/09, the Company utilized R$163,477 from tax losses to pay for tax proceedings included in the installments (Note 15 iii). This amount used in the consolidated is R$212,217.

At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri. The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99. In order to enable a better presentation of the financial statements, the goodwill net amount of R$206,195, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net tax benefit at December 31, 2009 totaled R$208,001 (R$414,196 in 2008).

17. Income and Social Contribution Taxes (Continued)

a) Breakdown of deferred income and social contribution taxes (Continued)

(ii) At March 31, 2008 and July 8, 2009, the Extraordinary General Meeting, respectively, approved the reverse merger of Sevilha and Nerano by Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At December 31, 2009, the remaining net goodwill recorded by Barcelona amounted to R$58,709 and R$58,542, respectively.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

	2009	2009

Up to12 months	56,685	227,716
From 13 to 24 months	60,630	82,273
From 25 to 48 months	60,630	84,541
From 49 to 60 months	37,560	93,049
Over 60 months	130,617	981,727

	346,122	1,469,306

18. Shareholders’ equity

a) Capital stock

The subscribed and paid-up capital at December 31, 2009 is represented by 254,853 (235,249 in 2008) in thousands of registered shares with no par value, of which 99,680 (ditto in 2008) in thousands of common shares, 143,878 class A preferred shares and 11,294 in thousands of class B preferred shares (135,569 in 2008).

The Company is authorized to increase its capital stock up to 400,000 (in thousands of shares), regardless of amendment to the Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

18. Shareholders’ equity (Continued)

a) Capital stock (Continued)

In the year ended December 31, 2009, capital was increased in the amount of R$924,026, out of which: (i) R$684,995 correspond to 17,404 new shares, detailed as follows; and (ii) the R$239,031 increase corresponds to the capitalization of part of the reserve (Note 18 (c) and (e)).

  At the Meeting held on April 1, 2009, the Board of Directors approved the issue in the total amount of 79 thousand Class A preferred shares, of which: (i) 5 thousand preferred shares, at the subscription price of R$24.63 per share, in the amount of R$118 of the Series A1 Silver; (ii) 45 thousand preferred shares, at the subscription price of R$26.93 per share, in the amount of R$1,218 of the Series A2 Silver; and (iii) 29 thousand shares, at the subscription price of R$0.01 per share, in the amount of R$295.81 of the Series A2 Gold, totaling a capital increase of R$1,336.

  A capital increase in the total amount of R$664,362 was approved at the Extraordinary General Meeting held on July 6, 2009 by means of the issue of 16,609 thousand Class B preferred shares, at the issue price of R$40.00 per share. Out of the total shares issued, (i) 11,935 thousand shares, in the total amount of R$477,418, were fully paid in local currency, and (ii) 4,674 thousand shares, in the total amount of R$186,944, were fully paid through the capitalization of the credits held by Globex’s shareholders as a result of the acquisition of shares carried out by the Company, as mentioned in Note 10 (b) (v).

  A capital increase in the total amount of R$8,958 was approved at the Board of Directors’ Meeting at August 5, 2009 by means of the issue of 382 thousand Class A preferred shares as a result of exercise of stock options pursuant to the Company’s Stock Option Plan.

  At the Meeting held on October 2, 2009, the Board of Directors approved the capital increase in the total amount of R$10,339 by means of the issue of 334 thousand Class A preferred shares, pursuant to the Company’s Stock Option Plan, within the limit of authorized capital.

18. Shareholders’ equity (Continued)

a) Capital stock (Continued)

Breakdown of capital stock and number of shares:

		Number of shares - thousand

	Capital stock	Preferred	Common

At December 31, 2008	4,450,725	135,569	99,680
Capitalization of reserves	135,226		-
Goodwill special reserve	17,756		-
Profit	15,025		-
Share private subscription	735,386	18,808	-
Stock option plan
Series VII	-
Series VIII	6,285	192	-
Series IX	326	11	-
Series X	8,582	223
Series A1 Silver	233	10	-
Series A1 Gold	-		-
Series A2 Silver	5,206	193	-
Series A2 Gold	1	168	-

At December 31, 2009	5,374,751	155,174	99,680

The table below shows the share transactions as a result of the exercise of stock options pursuant to the Company’s Stock Option Plans:

Meeting	Series	Number (thousand)	Unit price	Total

4/1/2009	Series A1 Silver	5	24.63	118
4/1/2009	Series A2 Silver	45	26.93	1,218
4/1/2009	Series A2 Gold	30	0.01	-

		80	51.57	1,336

8/5/2009	Series VIII	192	32.75	6,285
8/5/2009	Series A1 Silver	3	24.63	78
8/5/2009	Series A2 Silver	96	26.93	2,595
8/5/2009	Series A2 Gold	91	0.01	1

		382	84.32	8,959

10/2/2009	Series IX	11	29.62	326
10/2/2009	Series X	223	38.54	8,582
10/2/2009	Series A1 Silver	2	24.63	37
10/2/2009	Series A2 Silver	52	26.93	1,393
10/2/2009	Series A2 Gold	47	0.01	0

		335	119.73	10,338

	Total at December 31, 2009	797	255.62	20,633

Treasury Shares

  At January 16, 2009, the Board of Directors approved the Company’s buyback program for its preferred shares, including those traded as American Depositary Receipts – ADR’s, effective for 90 days as of January 19, limited to 3,000,000 preferred shares for buyback. At December 31, 2009, the program amounted to 369,600 repurchased preferred shares.

  At the Meeting held on October 22, 2009, the Board of Directors approved the use of part of Class A preferred shares currently held in treasury to hold a public tender offer (“Public Tender Offer”) for the acquisition of shares issued by Globex Utilidades S.A.. Due to the OPA (public tender offer) auction held on February 3, 2010, CBD acquired 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock. In view of the shares acquired in the OPA, CBD now holds 98.32% of Globex’s capital stock.

18. Shareholders’ equity (Continued)

a) Capital stock (Continued)

  At the Extraordinary General Meeting held on November 30, 2009 the Management’s Proposal of October 19, 2009 was approved, for the conversion of up to 369,600 Class A preferred shares issued by the Company, currently held in treasury, into Class B preferred shares, exclusively for the payment of the portion of shares that may be due to the acceptors of the public tender offer due to the sale of share control of Globex Utilidades S.A., as required by Article 254-A of Law 6,404/76 (“OPA””).

b) Share rights

Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares will be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares will be converted into PNA shares at January 7, 2010, which corresponds to the 6-month term as of the business day immediately subsequent to July 6, 2009 AGE; (iii) 20% of total PNB shares will be converted into PNA shares at July 7, 2010, which corresponds to the 12-month term as of the business day immediately subsequent to July 6, 2009 AGE; and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011, which corresponds to the 18-month term as of the business day immediately after July 6, 2009 AGE.

c) Capital reserve – Special goodwill reserve

At the Annual and Extraordinary General Meeting held at April 30, 2009, the shareholders approved to increase the Company’s capital stock by private subscription, by partially capitalizing the Company’s goodwill special reserve, in the amount of R$88,780.

Out of total increase, R$17,756 were capitalized without issuing new shares, therefore to the benefit of all Company’s shareholders and R$71,024 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to Article 7 of CVM Ruling 319/99, by issuing 2,197,528 Company’s new class A preferred shares.

18. Shareholders’ equity (Continued)

c) Capital reserve – Special goodwill reserve (Continued)

The share issue price was R$32.32 per Class A preferred share and it was defined according to the criterion provided for in Article 170, paragraph 1, III of Law 6,404/76, based on the weighted average of fifteen trading sessions prior to the publication of Call Notice for said General Meeting. The shares issued were paid up by partially capitalizing the amounts existing in the goodwill special reserve recorded in the Company, on behalf of the Company’s controlling shareholder, Wilkes Participações S.A., as provided for in Article 7 of CVM Ruling 319/99. The Company’s shareholders were entitled to preemptive right in the subscription of shares issued in the capital increase, taking into account that shareholders who exercised such right, paid the issue price of shares directly subscribed to the Company’s parent company to Wilkes Participações S.A., in domestic currency, as authorized by Article 171, paragraph 2 of Law 6,404/76 and by Article 7, paragraph 1 of CVM Ruling 319/99.

d) Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation pursuant to CPC 10.

e) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii) Expansion reserve: is formed based on appropriations of the amount determined by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations approved by law and supported by capital budget, approved at meeting.

Pursuant to the Annual and Extraordinary General Meeting held on April 30, 2009, the proposal of the Board of Executive Officers of February 26, 2009 was approved, for the capitalization of reserves established in previous years, which were used for expanding the Company’s business, and accordingly, a capital stock increase in the amount of R$150,251, without the issue of new shares, as follows: (i) expansion reserve in the amount of R$135,225; and (ii) profit retention reserve in the amount of R$15,025.

f) Stock option plan for preferred shares

(i) Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PNA shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(i) Original stock option plan (Continued)

The number of lot of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of outlined in the stock option plan are calculated using the following formula:

Q = Number of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index - IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

(ii) New preferred stock option plan

Pursuant to the resolutions at the Extraordinary General Meeting, held at December 20, 2006, it was approved the amendment to the Company’s Stock Option Plan, originally approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20%. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(ii) New preferred stock option plan (Continued)

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the ROIC verified at the end of the 36th month as of the granting date.

The series of previous plan continue in force until the respective maturity dates.

Information on the stock option plans is summarized below:

				Price		Lot of shares

Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2008
Series VII	05/16/2003	05/16/2006	05/16/2008	20.00	25.09	1,000	(459)	(298)	(243)	-
Series VIII	04/30/2004	04/30/2007	04/30/2009	26.00	33.44	862	(216)	(436)	-	210
Series IX	05/15/2005	05/15/2008	05/15/2010	26.00	30.51	989	(180)	(534)	-	275
SeriesX	06/7/2006	06/7/2009	06/7/2011	33.00	39.61	901	-	(359)	-	542
Series A1 - Gold	04/13/2007	04/30/2010	04/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	04/13/2007	04/30/2011	04/29/2011	24.63	24.63	1,122	(312)	(89)	-	721
Series A2 - Gold	03/03/2008	04/30/2008	03/30/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	03/03/2008	04/30/2008	03/30/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,735)	(243)	3,158

Balance at December 31, 2009
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(408)	(442)	-	12
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(191)	(546)	-	252
Series X	6/7/2006	6/7/2009	6/7/2010	33.00	38.85	901	(223)	(378)	-	300
Series A1 – Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 – Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(322)	(99)	-	701
Series A2 – Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(448)	(6)	-	394
Series A2 – Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(491)	(7)	-	452
Series A3 – Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 – Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668

						7,357	(2,198)	(1,484)	-	3,675

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(ii) New preferred stock option plan (Continued)

On December 31, 2009

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price	Total	Market price

Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.40
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.31
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.12
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.54
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	37.47
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.58
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.12
Series VIII	4/30/2004	5/27/2008	0	31.16	9	37.43
Series VIII	4/30/2004	6/10/2008	2	31.61	49	37.47
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	37.47
Series IX	5/15/2005	9/11/2008	0	30.10	6	34.34
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.83
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.24
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	44	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	79	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	118	31.98
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	36.97
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	0	31.98
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	37.43
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	378	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	204	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,218	31.98
Series VIII	4/30/2004	8/5/2009	192	32.75	6,285	46.35
Series A1 Silver	4/13/2007	8/5/2009	3	24.63	78	46.35
Series A2 Silver	3/3/2008	8/5/2009	96	26.93	2,595	46.35
Series A2 Gold	3/3/2008	8/5/2009	91	0.01	1	46.35
Series IX	4/15/2005	10/2/2009	11	29.62	326	29.48
Series X	7/7/2008	10/2/2009	223	38.54	8,582	29.48
Series A1 Silver	4/13/2007	10/2/2009	2	24.63	37	29.48
Series A2 Silver	3/3/2008	10/2/2009	52	26.93	1,393	29.48
Series A2 Gold	3/3/2008	10/2/2009	47	0.01	0	29.48

			2,656		58,328

NB: Pursuant to assignments provided for in the Stock Option Plan regulation, the Plan’s management committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005. At March 2007, series VI was terminated and series VII was terminated on June 10,2008.

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(ii) New preferred stock option plan (Continued)

At December 30, 2009, the Company preferred share price on BOVESPA was R$65.02 for each share.

At December 31, 2009, there are 369,600 treasury preferred shares which may be used as spread to the options granted of the Plan.

(iii) Consolidated information stock option plans - CBD

The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	2009	2008

Number of shares	254,852	235,249
Balance of granted series in effect	3,675	3,158

Maximum percentage of dilution	1.42%	1.32%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72%, (b) expectation of volatility of nearly 40.47% and (c) the non-risk weighted average interest rate of 9.66% . The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

		Weighted average
Period ended at December 31, 2009	Shares	of exercise price

Outstanding at the beginning of the period	3,235	24.03
Granted during the period	1,798	14.23
Cancelled during the period	(445)	27.07
Exercised during the period	(1,187)	17.52
Expired during the period	(243)	20.00

Outstanding at the end of the period	3,158	20.79

		Weighted average
Period ended at December 31, 2009	Shares	of exercise price

Outstanding at the beginning of the period	3,158	20.78
Granted during the period	1,361	13.99
Cancelled during the period	(48)	28.64
Exercised during the period	(796)	0.02

Outstanding at the end of the period	3,675	17.76

Technical Pronouncement CPC 10 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at December 31, 2009 were R$26,577 (R$19,437 in 2008).

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(iv) Stock option plan - Globex

The subsidiary Globex granted a Stock Option Plan for the purchase of common shares to the Management, approved by the Extraordinary General Meeting held at January 4, 2008 and rectified at the Annual and Extraordinary General Meeting held on April 29, 2008.

Statutory officers and employees approved by Globex’s Board of Directors are eligible to participate in the Plan (the “Beneficiaries”). Pursuant to Article 171, paragraph 3 of Law 6,404/76, they shall not have preemptive right in the granting or in the exercise of stock options derived from the Plan. The shares resulting from the option exercise will have the rights set forth according to the Plan and the respective Programs and Agreement. They always will be entitled to receive the dividends to be distributed from the subscription or acquisition, where applicable. Once exercised the option by Beneficiary, the corresponding shares will be purpose of issue by means of Globex’s capital increase. Treasury stock options may also be tendered, by means of notice to the Brazilian Securities and Exchange Commission – CVM. The options granted based on the Plan are individual and non-transferable. The Plan took effect with its approval at the General Meeting and may be extinguished, at any time, by decision of the Board of Directors. The option may be exercised fully or partially during the term and within the periods established in the respective program. According to the Plan, the options granted account for, at most 1,794,880 common shares issued by Globex and the exercise price of R$25.35 for Program 1 and R$17.02 for Program 2 (reverse split defined as “2008 Programs”).

	12.31.2009	9.30.2009

Number of shares	124,381,409	124,381,409
Balance of granted series in effect	1,794,880	1,794,880

Maximum dilution percentage(1)	1.42%	1.42%

(1) Maximum dilution percentage of Globex shares

The fair value of “2008 Programs” was calculated based on the Black & Scholes valuation model, taking into account the following assumptions: (a) expected volatility of 47.6%; (b) duration of the program of 3.46 years; (c) risk-free rate from 11.18% to 13.65%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$17.57 to R$21.00.

The table below shows the amounts per lot recognized in the Company’s results, under operating expense against an increase in shareholders’ equity, as well as the amounts to be recognized in subsequent years.

Stock Option Plan	Expenses to be apportioned in the Parent Company in the year ended December 31, 2009	2010

Share-based Payment
1st tranche	2,995	-
2nd tranche	3,126	2,118
3rd tranche	2,514	2,514

	8,635	4,632

18. Shareholders’ equity (Continued)

f) Stock option plan for preferred shares (Continued)

(iv) Stock option plan - Globex (Continued)

The first date of exercise of said options will be in September 2009. At December 31, 2009 the amount of R$4,881 was recorded in the Company’s results.

Due to a reduction in the eligible staff, the share-based compensation was also decreased. Therefore, the amounts referring to unexpired expenses until the end of 2009 and 2010 were modified.

(v) Stock option plan - Ponto Frio.com

At August 1, 2008, the subsidiary Globex concluded the negotiations to implement a partnership with a view to restructuring and developing its e-commerce and telesales activities for end consumers. Pursuant to the agreements executed, these activities now are performed by an independent company called PontoFrio.com Comércio Eletrônico S.A. ("PontoFrio.com"). In order to align the parties’ long-term interests, executives of PontoFrio.com (and eventual new beneficiaries) were granted PontoFrio.com’s stock options, whose exercise would result in executives’ maximum interest of 14% in the capital stock, in the event they are fully exercised.

According to the Options Plan executed, the stock options benchmark is the amount of R$15.71 per share, adjusted by CDI variation or IPCA accrued of six per cent (6%) p.a., whichever is the shortest, as of that date. The executives will be entitled to exercise the Stock Options divided into five (5) tranches, each one may be exercised as of the end of each twelve (12)-month period as of the date of the Agreement for the Granting of Stock Options.

As per clause 4.5 of the Operational Agreement, in the event of sale of Globex’s control – fact which occurred at July 7, 2009, the stock option right vest schedule changes as follows:

	Ponto Frio.com

	Term	Percentage

1st tranche	6/30/09 to 24th month	30%
2nd tranche	After 24th month	20%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	15%
5th tranche	After 60th month	15%

The fair value of the Stock Option Plan of PontoFrio.com was calculated based on the Black & Scholes option valuation model, considering the following assumptions: (a) expected volatility of 52.98%; (b) duration of the program of 5 years; (c) risk-free rate of 12.92%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$4.12 to R$9.74.

18. Shareholders’ equity (Continued)

g) Dividends

At August 3, 2009, the Board of Directors approved the Company’s adoption of a new policy for distribution of dividends, for the payment of interim dividends, on a quarterly basis, which shall be approved by the General Meeting, pursuant to paragraph 3 of Article 35 of the Company’s Bylaws. The amount and dates of payment of quarterly advances will be proposed annually by the Company. The quarterly payments will be made debiting the earnings account. This present policy does not change the mandatory minimum dividend to be paid to shareholders pursuant to the law and the Company’s Bylaws. Each quarterly payment will be resolved by the Board of Directors after the corresponding quarterly financial statements are approved. The payments may be suspended by the Board of Directors, according to the Company’s economic-financial condition at that time.

For 2009, the Company advanced to its shareholders the amount of R$46,389 (R$15,463 on a quarterly basis), calculated based on dividends distributed by the Company in 2008, in the amount of R$61,851,424.24. The amount to be declared per share is: (i) common shares - R$0.35793; (ii) Class A preferred shares – R$0.39372; and (iii) Class B preferred shares – R$0.01.

A proposal of dividends to be paid will be submitted for resolution at the Annual General Meeting, calculated as follows:

	Dividends proposed

	2009	2008
Net income for the year	591,580	260,427
Legal reserve	(29,579)	(13,021)

Dividend calculation basis	562,001	247,406

Mandatory minimum dividend - 25%	140,500	61,851
(R$ 0.24859 per common share)	-	24,780
(R$ 0.27345 per preferred share)	-	37,071
(R$ 0.53448 per common share)	53,277	-
(R$ 0.58793 per Class A preferred share)	87,156	-
(R$ 0.01 per Class B preferred share)	67	-

19. Management Compensation

The expenses related to the compensation of Management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the years ended at December 31, 2009 and 2008, are as follows:

	Parent Company		Consolidated

	2009	2008	2009	2008

Amounts recorded in income	48,349	32,689	66,834	35,430

Out of this total, it is worth mentioning that the portion equivalent to 24% of 2009 amount and the portion equivalent to 21.3% of 2008 amount in the parent company and 23.4% and 21.3% in the consolidated, respectively, refer to the stock option plan.

20. Net Financial Income

	Period ended at

	Parent Company		Consolidated

	2009	2008	2009	2008

Financial Expenses
Financial Charges - BNDES	(14,793)	(27,483)	(18,288)	(27,483)
Financial Charges - Debentures	(91,202)	(97,649)	(91,202)	(97,649)
Interest on loan	(58,897)	(59,393)	(83,703)	(84,635)
Swap operations	(23,173)	(37,426)	(50,011)	(92,701)
Mark-to-market of financial instruments	8,025	(6,599)	15,354	(12,796)
Capitalized interest	9,922	29,273	12,426	31,723
Receivables securitization	(91,819)	(110,775)	(125,180)	(135,111)
Financial charges on contingencies and taxes	(96,326)	(109,318)	(146,051)	(132,031)
Interest on financial leasing	(7,955)	(9,030)	(13,902)	(15,129)
I.O.F. and bank services	(12,241)	(18,932)	(23,807)	(27,272)
Interest on loan	(387)	(10,764)	(295)	(577)
Present value adjustment	-	(458)	122	(458)
Other financial expenses	1,055	(6,729)	(11,770)	(14,755)

Total financial expenses	(377,791)	(465,283)	(536,307)	(608,874)

Financial revenues
Interest on cash and cash equivalents	101,301	115,024	121,410	131,959
Subordinated quotas - PAFIDC	18,749	32,758	20,943	36,591
Financial discounts obtained	44,643	43,169	51,018	49,072
Financial charges on taxes and judicial
deposits	28,626	25,242	42,606	39,732
Interest on installment sales	3,066	14,865	5,362	20,724
Interest on loan	30,540	14,025	57	2,984
Present value adjustment	(79)	(3,081)	307	(4,920)
Other financial revenues	2,208	13,070	9,994	15,944

Total financial revenues	229,054	255,072	251,697 35	292,086

Net financial income	(148,737)	(210,211)	(284,610)	(316,788)

21. Other Operating Revenues and Expenses

	Parent Company		Consolidated

	2009	2008	2009	2008

Net Revenues Itaú Agreement (Note 21a)	461,951	-	600,000	-
Provision for possible lawsuits, net of gains from fine and interest remission – Law 11,941/09 (Note 15 iii)	(270,378)	-	(342,634)	-
Reversal of provision for contingencies - PIS/Cofins (Note 16 a)	107,532	-	107,532	-
Tax credits write-off	(256,034)	-	(358,973)	-
Business combination expense	(76,036)	-	(76,036)	-
Permanent Assets Result	866	(6,064)	(21,662)	(10,914)
Other	(32,195)	-	(44,008)	-

Total	(64,294)	(6,064)	(135,781)	(10,914)

(a) Unibanco paid R$550 million to the Company, which was recognized with a gain under “Other Operating Revenues and Expenses”; (ii) CBD and Itaú Unibanco extended the exclusiveness term granted by CBD to FIC, a for 5-year additional period, to explore the right granted pursuant to the terms of FIC partnership to be effective until August 28, 2029, for which Itaú Unibanco paid R$50 million to the Company, also recognized in other operating revenues and expenses; and (iii) the partnership includes the stores of all formats and brands directly or indirectly operated or owned by CBD, including supermarkets, hypermarkets, convenience stores, electric and electronic product stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet).

22. Insurance coverage

Coverage at December 31, 2009 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Coverage amount

Insured assets	Risks covered	Parent Company	Consolidated

Property and equipment and inventories	Named risks	4,515,843	7,936,712
Profit	Loss of profits	1,618,808	2,395,508

The Company also holds specific policies covering civil and management liability risks in the amount of R$143,610 (R$422,410 in 2008). The information above was not audited by independent auditors.

23. Leasing operations

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement are recognized as expenses, on a straight-line basis, during the term of the respective leasing. The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	Parent Company		Consolidated

	2009	2008	2009	2008

Gross liabilities from operating leasing – minimum lease payment

Less than 1 year	282,523	293,407	381,452	386,172

Over 1 year and less than 5 years	956,891	904,929	1,290,995	1,209,081

Over 5 years	1,596,329	1,625,137	2,058,567	2,057,367

	2,835,743	2,823,473	3,731,014	3,652,620

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by leasing agreement clause, corresponding to 0.5% and 2.5% over sales of the respective store.

	Parent Company		Consolidated

	2009	2008	2009	2008

Contingent payments recognized as expense during the year	239,962	240,098	314,920	320,494

23. Leasing operations (Continued)

a) Operating lease liabilities (Continued)

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements for the year ended December 31, 2009 vary between 5 and 25 years and the agreement may be renewed according to the specific law. Agreements are periodically adjusted according to inflation indexes.

b) Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$186,086 at December 31, 2009 (R$195,603 in 2008) for the Parent Company and for the Consolidated, R$253,342 in 2009 (R$243,950 in 2008), according to the chart below:

	Parent Company		Consolidated

	2009	2008	2009	2008

Gross liabilities from financial leasing – minimum lease payments

Less than 1 year	20,273	21,555	37,612	31,308

Over than 1 year and less than 5 years	19,931	22,642	43,279	32,087

Over 5 years	30,425	30,788	38,894	39,560

Present value of financial lease agreements	70,629	74,985	119,785	102,955

Future financial charges on financial leasing	115,458	120,618	134,204	140,995

Gross value of financial lease agreements	186,087	195,603	253,989	243,950

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined in the clauses of the rental agreements, corresponding to 0.5% and 2.5% over sales.

	Parent Company		Consolidated

	2009	2008	2009	2008

Contingent payments recognized as expenses during the year	3,259	3,104	5,043	3,824

23. Leasing operations (Continued)

b) Financial lease liabilities (Continued)

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements in the year ended at December 31, 2009 vary between 5 and 25 years and the agreement may be renewed according to the specific law.

For leasing operations which cannot be cancelled with purchase option clause by residual value, and option of which will be certainly exercised, the Company takes into account the amount necessary to exercise said option for the purpose of calculating the monthly amortization amount, considering depreciation rates varying between 5% and 20%. The measurement of values is in line with CPC 06.

24. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to meet the needs of its employees, by contracting the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at December 31, 2009, amounted to R$1,960 (R$1,659 in 2008), employees’ contributions amounted to R$2,969 (R$2,231 in 2008) with 861 participants (781 in 2008).

27. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating income	706,980	349,071	644,232	392,951

(+) Net financial expenses	148,736	210,212	284,610	316,789
(+) Equity accounting	(58,455)	(76,355)	(17,580)	(2,922)
(+) Depreciation and amortization	330,473	464,039	454,049	604,743
(+) Other operating income	64,294	6,064	135,781	10,914

EBITDA	1,192,028	953,031	1,501,093	1,322,475

Net revenue from sales	14,232,367	12,446,611	23,254,183	18,033,110
% EBITDA	8.4%	7.7%	6.5%	7.3%

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	STATEMENT OF INCOME	6
04	01	STATEMENT OF CASH FLOWS	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008	9
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007	10
06	01	STATEMENT OF ADDED VALUE	11
07	01	CONSOLIDATED BALANCE SHEET - ASSETS	12
07	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	13
08	01	CONSOLIDATED STATEMENT OF INCOME	15
09	01	CONSOLIDATED STATEMENT OF CASH FLOWS	16
10	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009	17
10	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008	18
10	03	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007	19
11	01	CONSOLIDATED STATEMENT OF ADDED VALUE	20
12	01	REPORT OF INDEPENDENT AUDITORS	22
13	01	MANAGEMENT REPORT	23
14	01	NOTES TO THE FINANCIAL STATEMENTS	37

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.